SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of June , 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended March 31, 2005

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – MARCH 31, 2005

INDEX

Financial Statements

    7001 Management Report
    7002 Balance Sheet
    7003 Statement of Income
    7004 Statement of Changes in Stockholders' Equity
    7005 Statement of Changes in Financial Position
    7006 Consolidated Balance Sheet
    7007 Consolidated Statement of Income
    7008 Consolidated Statement of Changes in Stockholders' Equity
    7009 Consolidated Statement of Changes in Financial Position
    7010 Financial Group Balance Sheet
    7011 Financial Group Statement of Income
    7012 Financial Group Statement of Changes in Financial Position
    7013 Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

    7014 Notes to the Quarterly Financial Information

Investments in Subsidiaries and Associated Companies

    7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

    7016 Marketable Securities by Type and Maturity
    7017 Marketable Securities by Balance Sheet Account and Maturity
    7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
    7019 Maturity of Lending Operations Portfolio
    7020 Flow of Lending Operations Portfolio
    7021 Geographical Distribution of Lending Operations Portfolio and Deposits
    7022 Risk Level of Lending Operations Portfolio
    7023 Lending Operations Portfolio by Index
    7024 Credit Assignment
    7025 Lending Operations Portfolio by Amount and Risk Level
    7026 Fixed Assets
    7027 Funding by Maturity

Risk Management

    7028 Operational Limits

Complemental Statistical Information

    7029 Branches Financial Information
    7030 Charges and Taxes
    7031 Correspondent Banks Transactions
    7032 Changes on client demand accounts by check and electronic transactions

Independent Accountants' Limited Review Report

    7033 Independent Accountants' Limited Review Report

Other Information needed to Supervision of Activities

    7034 Provisions
    7035 Capital
    7036 Cash Dividends Paid
    7037 Changes on Capital in the Reference Period
    7038 Commitments and Guarantees
    7039 Assets and Liabilities Denominated in Foreign Currency
    7040 Comments on Performance and Prospects

7001 - MANAGEMENT REPORT

Businesses Highlights

Retail

Retail businesses serve around 19 million customers and involve the following areas:
  Commercial bank transactions for individuals;
  Commercial bank transactions for small and medium companies;
  Credit Cards;
  Consumer Finance; and
  Car and heavy vehicles financing.

Total individuals loan portfolio amounted to R$12,199 million. The highlight of the period was the increase of R$735 million in the consumer finance companies portfolio.

Branches Network

Unibanco ended March 2005 with 1,271 branches and corporate-site branches.

In the first quarter Unibanco launched “Crédito Merecido”, a type of loan for retirees and beneficiaries of the IN (National Institute of Social Security). This product offers loans up to five times the monthly benefit and can be pai up to 36 installments. Unibanco was the first large Brazilian bank to offer directly this kind of product. “Crédito Merecido” is also available in Fininvest stores.

The Consumer Companies

Unibanco’s Consumer Companies are present in the credit card and consumer finance segments. They are formed by Unicard, Fininvest, PontoCred (partnership established with Globex, controlling company of Ponto Frio department store chain), LuizaCred (partnership with Magazine Luiza department store chain), HiperCard, Redecard (partnership established with Citibank, Itaú and Mastercard), and by the partnership with Sonae.

Credit Card Companies

Unicard

Unicard’s credit card business posted net earnings of R$41 million in the first quarter of 2005.

Revenues, measured in terms of volume of purchases and cash withdrawals made by the customers, reached R$1,839 million in the first quarter of 2005. Loan portfolio reached R$1,577 million in the quarter.

Unicard Unibanco launched the “Unicard Desconto em Folha” card. The product was originally developed by BNL Brasil (acquired by Unibanco in 2004). It is characterized by the deduction of the card’s minimum payment directly from the customer’s monthly salary.

HiperCard

HiperCard, the credit card business originated from Bompreço supermarket chain, and acquired by Unibanco in March, 2004, posted net earnings of R$41 million in the first quarter of 2005. In March 31, 2005, HiperCard’s loan portfolio stood at R$1,053 million and the company had around 74 thousand affiliated stores (Wal-Mart stores included) and 2.8 million cards issued. The average financed volume grew by 24.2% in the quarter, due to the ongoing expansion plan.

Redecard

Redecard equity income was R$27 million in the first quarter of 2005 (including Consórcio Redecard revenues). In the first quarter of 2005, the company processed more than 222 million transactions and revenues amounted to R$14.2 billion.

Consumer Finance Companies

Unibanco’s consumer finance companies are Fininvest, LuizaCred and PontoCred.

Fininvest

Fininvest contributed with R$48 million equity income in the first quarter of 2005.

The company ended the March 2005 with R$1,788 million in credit portfolio (individuals and companies portfolio). Revenues in the quarter reached R$1,350 million.

Blockbuster

BWU Comércio e Entretenimento Ltda., Blockbuster Video’s master franchisee in Brazil, opened 2 new stores in the first quarter, ending March with 132 stores, of which 120 are wholly-owned and 12 are sub-franchisees. The company posted gross revenues of R$38.7 million in the quarter of 2005.

Unibanco Capitalização

Unibanco Capitalização posted revenues of R$80 million in the quarter of 2005. The annuity business earnings amounted to R$16 million in the first quarter of 2005.

Wholesale

During the first quarter of 2005 Unibanco:
  Led the BNDES-exim ranking, with R$217 million disbursed and market share of 46%.

  Disbursed R$392 million as financial agent for the BNDES (Brazilian National Social and Economic Development Bank) and ranked third in the general BNDES ranking, with a market share of 8.37%.

  Acted as coordinator in three debentures issuances (Cadip, Ampla and Sabesp), which amounted to R$450 million. According to Anbid (National Association of Investment Banks) ranking, Unibanco reached second place in debentures origination and third place in distribution.

  Was the second most active bank in Cetip (Central Office for Private Securities) in the derivative instruments market, with a portfolio of R$1,331 million, strengthening its position among the most active banks in swap transactions.

  Accumulated US$1.7 billion balance in foreign trade finance transactions, up 6.25% in the quarter. This amount resulted from import, export and international financing warranties.

  Advised Embraer in the acquisition of Ogma S/A, an aircraft component maintenance and repair company controlled by the Portuguese government.

  Was the leading coordinator of the secondary public offering of 45.9 million Unibanco Units, owned by Commerzbank and BNL. The transaction amounted to R$718 million. Unibanco was also coordinator in the offering of ALL (América Latina Logística) Units, in the amount of approximately R$573 million.
Insurance and Private Pension Plans

The insurance and private pension plans businesses posted net earnings of R$76 million in the first quarter of 2005. Insurance and private pension consolidated technical reserves amounted to R$5,941 million at the end of the quarter.

In the first quarter of 2005, consolidated revenues for insurance and private pension plans amounted to R$1,178 million. Insurance revenues were positively impacted by the corporate segment and extended warranty performances.

Insurance net premiums written reached R$773 million in the first quarter of 2005.

Operating profits amounted to R$6 million in the first quarter of 2005.

The combined ratio, which measures the operational efficiency of insurance companies, was 98.6% in the first quarter of 2005. The same ratio, in the extended concept, which includes financial revenues, reached 85.1% in the first quarter of 2005.

Unibanco’s insurance and pension plan companies ranked third in consolidated terms, according to SUSEP (Private Insurance Regulatory Body), ANAPP (National Association of Private Pension Funds) and ANS (National Supplementary Health Agency), with 9.5% market share (February 2005 data).

The company maintained the leadership in the property risks, D&O (Directors & Officers), aviation, international transportation, and extended warranty segments, according to the latest industry data released by SUSEP (as of February 2005).

The Pension Plan business posted net earnings of R$16 million in the first quarter of 2005. In the first quarter of 2005, revenues reached R$405 million.

Unibanco AIG Vida e Previdência ranked third in pension plan revenues up to February 2005. As for the sale of corporate pension plans, also according to ANAPP’s data for February 2005, Unibanco AIG Vida e Previdência ranked first in accumulated sales for the year, amounting to R$274 million. The company services 1,242 corporate clients and 734 thousand individual customers, of which 220 thousand come from corporate clients, with 12.9% market share.

Wealth Management

Unibanco Asset Management (UAM) ended March 2005 with R$34,206 million in assets under management, up 3.7% in the quarter and market share in March 2005 was 4.84% .

For the third consecutive year, Unibanco Asset Management received the “Top Gestão de Renda Variável”, an award created exclusively in Brazil, by Standard & Poor’s to Valor Investe magazine, and published by Valor Econômico newspaper. This award is given to asset managers that post the most consistent results compared with their peers. The selection combines qualitative and quantitative criteria, on a three-yearly basis.

As of March 2005, Private Banking’s assets under management increased 3.1% from December 2004. In the industry global ranking, published by ANBID in March 2005, Unibanco’s Private Bank holds the 2nd position, with 9.5% market share.

Human Resources

In March 2005, Unibanco had a total staff of 26,982 professionals.

During the first quarter of 2005, some R$4.7 million was invested in several training and development activities, including MBA programs in Brazil and abroad, as well as the “Atendendo com Excelência” (Servicing with Excellence) program and the People Management – Module III program.

The Servicing with Excellence program is designed to improve the customer service practices of the Branch Network and of the Corporate Site Branches (PABs). By October 2005, the entire customer service network will have undergone training.

Module III of the People Management Program was initiated, which is part of the continuous development process of our leaderships. Its main objective is to develop the critical success factors involved in the process of mobilizing teams towards the implementation of the strategies and objectives defined by the company.

Another initiative focused on the value of the relationship with its employees was the creation of the Extrajudicial Reconciliation Commission in the first quarter of 2005, with the purpose of reducing the number of labor lawsuits and consequently the ensuing liabilities. This commission provides laid off employees the opportunity to claim their rights directly to the company and the union representatives. Over 90 agreements were signed with unions, in several cities, by March 2005.

Introduced in July 2004, “Futuro Inteligente” (Intelligent Future), a private pension program that incorporates the most advantageous features of the previous plans. By March 31, 2005, it has reached 6,848 participants.

Corporate Governance

Units in the Ibovespa

Unibanco Units became part of the Ibovespa index portfolio in May 2, with an initial weight of 0.984% . The inclusion of the Unit in Ibovespa was driven by a series of initiatives, to foster its liquidity in Brazil.

The average daily volume of Units traded on the São Paulo Stock Exchange (Bovespa) increased to R$28.2 million in the first quarter of 2005.

IBrX-50 Index

The Units weight in the IBrX-50 Index portfolio effective for the May-August 2005 period is 2.955%; this is the 9th position in the index’s portfolio.

Quarterly Dividends

The Boards of Directors of Unibanco and Unibanco Holdings approved in a meeting held on April 8, 2005, the quarterly distribution of either interest on capital stock/dividends to shareholders. Until then, payments occurred on a half-yearly basis.

Unibanco’s distribution policy establishes a minimum payment of 35% of the annual net income, after transfer to legal reserves. In the case of Unibanco Holdings, its entire profit is distributed to its shareholders, also after the establishment of legal reserves.

Stock option plan

Unibanco’s Stock Option Performance Plan is designed to foster alignment of the interests of executives with the sustainable generation of value for shareholders in the long term.

On March 31, 2005, the stock options granted but not exercised amounted to 14,251,655 Units. Stock options can be exercised for the period extending from January 21, 2005 to August 3, 2010, and their average price is R$11.62.

The annual stock option grants cannot exceed 1% of authorized capital and the total of options granted and not exercised is limited to 10% of the authorized capital.

Social Responsibility

Unibanco Institute

In the first quarter of 2005, the Unibanco Institute renewed its partnership with the Municipal Welfare Bureau of Rio de Janeiro for carrying out the “Das Ruas para Empresas” (From the Streets to Companies) project, with the purpose of providing professional training to street vendors and informal workers of the city of Rio de Janeiro. Fifty youths aged 18 to 24 will graduate from this term in the program.

The partnership with the Rio de Janeiro City Council for the “Espaço Artesão” (Craftsman’s Space) project was also renewed. This program provides professional training to young people from low-income communities in activities geared towards cultural events, such as producing costumes and props. The idea underlying this initiative is to train young people to work behind the scenes in the 2006 Carnival, thereby enabling their integration into the workforce through partnerships with the League of Samba Schools.

Moreira Salles Institute - IMS

The main highlights of the Moreira Salles Institute during the first quarter of 2005 were:

  More than 15 thousand visitors to the 13 exhibitions offered during the period.
  51 guided tours for students of these exhibitions, attended by 2,278 students.
  39 art education activities, movie and theater sessions provided by the institute for children and teenagers.
  More than 887 thousand attendees at the movie theatre sessions in the Espaço Unibanco/Unibanco Arteplex chain of theaters.
New Brand

In March 2005, Unibanco adopted a new marketing attitude and revamped its brand. The internal restructuring conducted in 2004 sought to streamline structures and processes, in the continuous quest for synergies and resource optimization. The new marketing positioning follows this path. A simpler, clearer, closer and agile bank – this is where Unibanco plans to direct and sharpen its efforts going forward.

The logo changed in form and in color. Blue replaces the black and the “link”, a consummate icon of synergy and commitment, was rescued and updated. The logo itself was only slightly changed, keeping its original strength.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – MARCH 31, 2005
Amounts expressed in thousands of Reais

7002 - BALANCE SHEET

CODE	DESCRIPTION	March 31, 2005

10.0.0.00.00.00	TOTAL ASSETS	70,265,168.07
10.1.0.00.00.00	CURRENT ASSETS	47,735,209.09
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,424,327.95
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	15,126,673.71
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	8,325,853.55
10.1.2.22.00.00	Interbank Deposits	6,800,820.16
10.1.3.00.00.00	MARKETABLE SECURITIES	6,054,699.84
10.1.3.10.00.00	Own Portfolio	3,544,718.86
10.1.3.20.00.00	Subject to Repurchase Commitments	480,999.38
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,499,289.36
10.1.3.40.00.00	Pledged under Guarantees Rendered	95,977.16
10.1.3.60.00.00	Unrestricted Securities Subject to Commitments	657.41
10.1.3.85.00.00	Derivative Financial Instruments	433,057.67
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,374,197.05
10.1.4.10.00.00	Payments and Receipts Pending Settlement	497,741.26
10.1.4.20.00.00	Compulsory Deposits	4,856,137.70
10.1.4.20.10.00	Brazilian Central Bank	4,855,416.43
10.1.4.20.40.00	National Housing System - SFH	721.27
10.1.4.80.00.00	Correspondent Banks	20,318.09
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	43,477.08
10.1.5.10.00.00	Third-party Funds in Transit	16.78
10.1.5.20.00.00	Internal Transfers of Funds	43,460.30
10.1.6.00.00.00	LENDING OPERATIONS	13,848,960.66
10.1.6.10.00.00	Lending Operations	14,716,743.91
10.1.6.10.10.00	Public Sector	397,430.37
10.1.6.10.20.00	Private Sector	14,319,313.54
10.1.6.90.00.00	Allowance for Lending Losses	(867,783.25)
10.1.8.00.00.00	OTHER CREDITS	5,649,901.65
10.1.8.20.00.00	Foreign Exchange Portfolio	4,460,515.09
10.1.8.30.00.00	Income Receivable	116,655.15
10.1.8.40.00.00	Negotiation and Intermediation of Securities	6,142.27
10.1.8.70.00.00	Sundry	1,092,406.67
10.1.8.90.00.00	Allowance for Other Credits Losses	(25,817.53)
10.1.9.00.00.00	OTHER ASSETS	212,971.15
10.1.9.40.00.00	Other Assets	80,678.12
10.1.9.70.00.00	Allowance for Other Assets Losses	(23,239.17)
10.1.9.90.00.00	Prepaid Expenses	155,532.20
10.2.0.00.00.00	LONG-TERM ASSETS	16,499,349.30
10.2.2.00.00.00	INTERBANK INVESTMENTS	974,398.92
10.2.2.22.00.00	Interbank Deposits	974,398.92
10.2.3.00.00.00	MARKETABLE SECURITIES	4,664,844.25
10.2.3.10.00.00	Own Portfolio	2,693,273.10
10.2.3.20.00.00	Subject to Repurchase Commitments	1,411,952.67
10.2.3.70.00.00	Pledged with Brazilian Central Bank	76,919.83
10.2.3.40.00.00	Pledged under Guarantees Rendered	370,374.46
10.2.3.85.00.00	Derivative Financial Instruments	112,324.19
10.2.4.00.00.00	INTERBANK ACCOUNTS	46,477.80
10.2.4.20.00.00	Compulsory Deposits	46,477.80
10.2.4.20.40.00	National Housing System - SFH	46,477.80
10.2.6.00.00.00	LENDING OPERATIONS	7,524,364.57
10.2.6.10.00.00	Lending Operations	7,836,069.66
10.2.6.10.10.00	Public Sector	292,140.02
10.2.6.10.20.00	Private Sector	7,543,929.64
10.2.6.90.00.00	Allowance for Lending Losses	(311,705.09)
10.2.8.00.00.00	OTHER CREDITS	3,208,290.17
10.2.8.10.00.00	Receivables on Guarantees Honored	34.54
10.2.8.30.00.00	Income Receivable	4,757.02
10.2.8.70.00.00	Sundry	3,206,201.94
10.2.8.90.00.00	Allowance for Other Credits Losses	(2,703.33)
10.2.9.00.00.00	OTHER ASSETS	80,973.59
10.2.9.90.00.00	Prepaid Expenses	80,973.59
10.3.0.00.00.00	PERMANENT ASSETS	6,030,609.68
10.3.1.00.00.00	INVESTMENTS	5,283,648.24
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	5,251,976.33
10.3.1.20.10.00	Local	4,242,321.59
10.3.1.20.20.00	Foreign	1,009,654.74
10.3.1.50.00.00	Other Investments	62,421.04
10.3.1.90.00.00	Allowance for Losses	(30,749.13)
10.3.2.00.00.00	FIXED ASSETS	345,264.66
10.3.2.30.00.00	Land and buildings in use	165,164.73
10.3.2.40.00.00	Other Fixed Assets	791,800.17
10.3.2.90.00.00	Accumulated Depreciation	(611,700.24)
10.3.4.00.00.00	DEFERRED CHARGES	401,696.78
10.3.4.10.00.00	Organization and Expansion Costs	831,518.72
10.3.4.90.00.00	Accumulated Amortization	(429,821.94)
40.0.0.00.00.00	TOTAL LIABILITIES	70,265,168.07
40.1.0.00.00.00	CURRENT LIABILITIES	37,908,839.76
40.1.1.00.00.00	DEPOSITS	22,058,808.44
40.1.1.10.00.00	Demand Deposits	2,976,749.47
40.1.1.20.00.00	Savings Deposits	5,284,428.83
40.1.1.30.00.00	Interbank Deposits	1,238,481.15
40.1.1.40.00.00	Time Deposits	12,558,645.27
40.1.1.90.00.00	Other Deposits	503.72
40.1.2.00.00.00	Securities Sold under Repurchase Agreements	5,681,578.41
40.1.2.10.00.00	Own Portfolio	1,879,674.99
40.1.2.20.00.00	Third Parties Portfolio	3,801,246.99
40.1.2.30.00.00	Unrestricted Portfolio	656.43
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	902,517.52
40.1.3.30.00.00	Mortgage Notes	216,643.67
40.1.3.50.00.00	Securities Abroad	685,873.85
40.1.4.00.00.00	INTERBANK ACCOUNTS	487,463.67
40.1.4.10.00.00	Receipts and Payments Pending Settlement	480,210.03
40.1.4.40.00.00	Correspondent Banks	7,253.64
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	252,349.61
40.1.5.10.00.00	Third-Party Funds in Transit	237,398.06
40.1.5.20.00.00	Internal Transfer of Funds	14,951.55
40.1.6.00.00.00	BORROWINGS	2,030,191.39
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	307.98
40.1.6.30.00.00	Foreign Borrowings	2,029,883.41
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,264,902.50
40.1.7.10.00.00	National Treasury	6,252.18
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	668,969.29
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	560,489.41
40.1.7.90.00.00	Other Institutions	29,191.62
40.1.8.00.00.00	FOREIGN ONLENDINGS	42,825.31
40.1.8.10.00.02	Foreign Onlendings	42,825.31
40.1.9.00.00.00	OTHER LIABILITIES	5,188,202.91
40.1.9.10.00.00	Collection of Taxes and Social Contributions	199,105.64
40.1.9.20.00.00	Foreign Exchange Portfolio	3,385,223.78
40.1.9.30.00.00	Social and Statutory	208,121.90
40.1.9.40.00.00	Taxes and Social Security	142,251.74
40.1.9.50.00.00	Negotiation and Intermediation of Securities	88,177.50
40.1.9.85.00.00	Subordinated Debit	38,647.13
40.1.9.87.00.00	Derivative Financial Instruments	258,879.45
40.1.9.90.00.00	Sundry	867,795.77
40.2.0.00.00.00	LONG-TERM LIABILITIES	23,974,382.06
40.2.1.00.00.00	DEPOSITS	13,476,735.94
40.2.1.30.00.00	Interbank Deposits	89,974.78
40.2.1.40.00.00	Time Deposits	13,386,761.16
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	707,874.60
40.2.3.30.00.00	Mortgage Notes	6,953.93
40.2.3.50.00.00	Securities Abroad	700,920.67
40.2.6.00.00.00	BORROWINGS	653,523.01
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	747.77
40.2.6.30.00.00	Foreign Borrowings	652,775.24
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,146,068.70
40.2.7.10.00.00	National Treasury	66,447.60
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	1,944,735.21
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	68,059.77
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,066,826.12
40.2.8.00.00.00	FOREIGN ONLENDINGS	198,402.08
40.2.8.10.00.00	Foreign Onlendings	198,402.08
40.2.9.00.00.00	OTHER LIABILITIES	5,791,777.73
40.2.9.40.00.00	Taxes and Social Security	602,918.25
40.2.9.85.00.00	Subordinated Debt	1,929,114.59
40.2.9.87.00.00	Derivative Financial Instruments	62,424.51
40.2.9.90.00.00	Sundry	3,197,320.38
40.5.0.00.00.00	DEFERRED INCOME	18,701.40
40.5.1.00.00.00	Deferred Income	18,701.40
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	8,363,244.85
40.6.1.00.00.00	Capital	5,000,000.00
40.6.1.10.00.00	Local Residents	3,508,542.64
40.6.1.20.00.00	Foreign Residents	1,491,457.36
40.6.4.00.00.00	Capital Reserves	159,219.11
40.6.5.00.00.00	Revaluation Reserves	7,401.07
40.6.6.00.00.00	Revenue Reserves	3,075,279.80
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(77,855.31)
40.6.8.00.00.00	Retained Earnings	249,497.32
40.6.9.00.00.00	Treasury Stocks	(50,297.14)

7003 - STATEMENT OF INCOME

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,674,381.07	2,674,381.07
10.1.1.10.10.11	Lending Operations	1,426,880.49	1,426,880.49
10.1.1.10.10.15	Marketable Securities	1,046,415.16	1,046,415.16
10.1.1.10.10.16	Derivative Financial Instruments	65,741.72	65,741.72
10.1.1.10.10.17	Foreign Exchange Transactions	5,172.94	5,172.94
10.1.1.10.10.19	Compulsory Deposits	130,170.76	130,170.76
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,829,053.60)	(1,829,053.60)
10.1.1.10.20.12	Deposits and Securities Sold	(1,512,997.19)	(1,512,997.19)
10.1.1.10.20.14	Borrowings and Onlendings	(183,058.51)	(183,058.51)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits
	Losses	(132,997.90)	(132,997.90)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL
	INTERMEDIATION	845,327.47	845,327.47
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(237,789.65)	(237,789.65)
10.1.1.20.21.00	Services Rendered	397,775.27	397,775.27
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(348,312.47)	(348,312.47)
10.1.1.20.24.00	Other Administrative Expenses	(390,962.30)	(390,962.30)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(106,941.36)	(106,941.36)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated
	Companies	137,353.85	137,353.85
10.1.1.20.25.00	Other Operating Income	142,427.96	142,427.96
10.1.1.20.32.00	Other Operating Expenses	(69,130.60)	(69,130.60)
10.1.1.00.00.00	OPERATING INCOME	607,537.82	607,537.82
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(11,430.91)	(11,430.91)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	596,106.91	596,106.91
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(109,952.89)	(109,952.89)
10.2.1.00.00.00	Provision for Income Tax	(44,267.54)	(44,267.54)
10.2.2.00.00.00	Provision for Social Contribution	(22,422.38)	(22,422.38)
10.2.3.00.00.00	Deferred Tax Asset	(43,262.97)	(43,262.97)
10.3.0.00.00.00	PROFIT SHARING	(84,865.42)	(84,865.42)
10.0.0.00.00.00	NET INCOME	401,288.60	401,288.60
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(151,770.00)	(151,770.00)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000287301996979	0.000287301996979

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

							UNREALIZED
							GAINS AND
							LOSSES-
							MARKETABLE
							SECURITIES
							AND
				REVALUATION			DERIVATIVE
			CAPITAL	RESERVE ON	REVENUE RESERVES		FINANCIAL	RETAINED	TREASURY

CODE		CAPITAL	RESERVE	SUBSIDIARIES	LEGAL	STATUTORY	INSTRUMENTS	EARNINGS	STOCKS	TOTAL

00.0.1.01.00.00	AT JANUARY 1, 2005	5,000,000.00	158,893.70	7,492.12	391,109.72	2,684,170.08	(83,860.21)	-	(51,422.80)	8,106,382.61
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	(21.28)	-	(21.28)
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	6,004.90	-	-	6,004.90
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	OWN STOCKS ACQUISITION / CANCELATION	-	325.41	-	-	-	-	-	(204.25)	121.16
00.0.1.15.00.00	REVALUATION RESERVE ON
	SUBISIDIARIES/ASSOCIATED	-	-	(91.05)	-	-	-	-	-	(91.05)
00.0.1.17.00.00	OTHER	-	-	-	-	-	-	-	1,329.91	1,329.91
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	401,288.60	-	401,288.60
00.0.1.19.00.00	DESTINATIONS:
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(151,770.00)	-	(151,770.00)
00.0.1.00.00.00	AT MARCH 31, 2005	5,000,000.00	159,219.11	7,401.07	391,109.72	2,684,170.08	(77,855.31)	249,497.32	(50,297.14)	8,363,244.85
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	325.41	(91.05)	-	-	6,004.90	249,497.32	1,125.66	256,862.24
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE	-	-	-	-	-	-	-	-	0.000108659513581

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

		From January 1, 2005
CODE	DESCRIPTION	to March 31, 2005

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	8,359,613.01
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	331,838.30
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(640.94)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	1,429.79
10.3.3.00.00.00	Other (+/-)	1,429.79
10.5.0.00.00.00	THIRD PARTY FUNDS	8,026,985.86
10.5.1.00.00.00	Increase in Liabilities	4,293,398.12
10.5.1.01.00.00	Deposits	1,536,062.95
10.5.1.07.00.00	Interbank and Interdepartmental accounts	321,548.89
10.5.1.09.00.00	Other Liabilities	2,435,786.28
10.5.2.00.00.00	Decrease in Assets	3,677,573.60
10.5.2.01.00.00	Interbank Investments	3,677,573.60
10.5.3.00.00.00	Sale of Assets and Investments	13,464.85
10.5.3.02.00.00	Foreclosed Assets	3,212.83
10.5.3.03.00.00	Fixed Assets	73.71
10.5.3.05.00.00	Investments	10,178.31
10.5.4.00.00.00	Dividends Received from Subsidiary Companies	42,549.29
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	8,264,399.91
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	151,770.00
20.4.0.00.00.00	INVESTMENTS IN	169,742.49
20.4.2.00.00.00	Foreclosed Assets	25,735.23
20.4.3.00.00.00	Fixed Assets	16,712.65
20.4.5.00.00.00	Investments	127,294.61
20.5.0.00.00.00	DEFERRED CHARGES	32,090.34
20.6.0.00.00.00	INCREASE IN ASSETS	5,534,051.13
20.6.2.00.00.00	Marketable Securities	1,481,641.88
20.6.3.00.00.00	Interbank and Interdepartmental accounts	678,357.82
20.6.4.00.00.00	Lending Operations	1,044,968.07
20.6.6.00.00.00	Other Credits	2,313,713.03
20.6.7.00.00.00	Other Assets	15,370.33
20.7.0.00.00.00	DECREASE IN LIABILITIES	2,376,745.95
20.7.2.00.00.00	Securities Sold under Repurchase Agreements	2,074,436.31
20.7.5.00.00.00	Mortgage Notes	110,029.22
20.7.8.00.00.00	Borrowings and Onlendings	192,280.42
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	95,213.10

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,329,114.85
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,424,327.95
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	95,213.10

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	March 31, 2005

10.0.0.00.00.00	TOTAL ASSETS	82,108,685.99
10.1.0.00.00.00	CURRENT ASSETS	59,134,097.06
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,928,995.17
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	10,372,011.51
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	8,302,398.97
10.1.2.22.00.00	Interbank Deposits	2,069,612.54
10.1.3.00.00.00	MARKETABLE SECURITIES	12,843,565.82
10.1.3.10.00.00	Own Portfolio	10,017,601.90
10.1.3.20.00.00	Subject to Repurchase Commitments	505,555.62
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,500,344.57
10.1.3.40.00.00	Pledged under Guarantees Rendered	493,308.39
10.1.3.60.00.00	Unrestricted Securities Subject to Commitments	657.41
10.1.3.85.00.00	Derivative Financial Instruments	326,097.93
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,602,026.01
10.1.4.10.00.00	Payments and Receipts Pending Settlement	527,099.14
10.1.4.20.00.00	Compulsory Deposits	5,051,805.51
10.1.4.20.10.00	Brazilian Central Bank	5,051,084.24
10.1.4.20.40.00	National Housing System - SFH	721.27
10.1.4.80.00.00	Correspondent Banks	23,121.36
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	43,754.06
10.1.5.10.00.00	Third-party Funds in Transit	38.77
10.1.5.20.00.00	Internal Transfers of Funds	43,715.29
10.1.6.00.00.00	LENDING OPERATIONS	19,619,884.56
10.1.6.10.00.00	Lending Operations	20,925,212.82
10.1.6.10.10.00	Public Sector	397,430.37
10.1.6.10.20.00	Private Sector	20,527,782.45
10.1.6.90.00.00	Allowance for Lending Losses	(1,305,328.26)
10.1.7.00.00.00	LEASING OPERATIONS	355,028.58
10.1.7.10.00.00	Leasing Operations	712,754.42
10.1.7.10.20.00	Private Sector	712,754.42
10.1.7.80.00.00	Unearned Leasing Income	(351,647.88)
10.1.7.90.00.00	Allowance for Leasing Losses	(6,077.96)
10.1.8.00.00.00	OTHER CREDITS	7,855,871.79
10.1.8.20.00.00	Foreign Exchange Portfolio	4,460,515.10
10.1.8.30.00.00	Income Receivable	95,975.16
10.1.8.40.00.00	Negotiation and Intermediation of Securities	198,684.74
10.1.8.70.00.00	Sundry	3,132,322.02
10.1.8.90.00.00	Allowance for Other Credits Losses	(31,625.23)
10.1.9.00.00.00	OTHER ASSETS	512,959.56
10.1.9.40.00.00	Other Assets	156,282.61
10.1.9.70.00.00	Allowance for Other Assets Losses	(48,370.09)
10.1.9.90.00.00	Prepaid Expenses	405,047.04
10.2.0.00.00.00	LONG-TERM ASSETS	20,314,647.22
10.2.2.00.00.00	INTERBANK INVESTMENTS	186,245.48
10.2.2.22.00.00	Interbank Deposits	186,245.48
10.2.3.00.00.00	MARKETABLE SECURITIES	5,725,691.60
10.2.3.10.00.00	Own Portfolio	3,756,389.65
10.2.3.20.00.00	Subject to Repurchase Commitments	1,411,952.67
10.2.3.70.00.00	Pledged with Brazilian Central Bank	76,919.83
10.2.3.40.00.00	Pledged under Guarantees Rendered	380,643.01
10.2.3.85.00.00	Derivative Financial Instruments	99,786.44
10.2.4.00.00.00	INTERBANK ACCOUNTS	46,477.80
10.2.4.20.00.00	Compulsory Deposits	46,477.80
10.2.4.20.40.00	National Housing System - SFH	46,477.80
10.2.6.00.00.00	LENDING OPERATIONS	8,366,113.58
10.2.6.10.00.00	Lending Operations	8,692,230.44
10.2.6.10.10.00	Public Sector	292,140.03
10.2.6.10.20.00	Private Sector	8,400,090.41
10.2.6.90.00.00	Allowance for Lending Losses	(326,116.86)
10.2.7.00.00.00	LEASING OPERATIONS	304,309.84
10.2.7.10.00.00	Leasing Operations	654,181.72
10.2.7.10.20.00	Private Sector	654,181.72
10.2.7.80.00.00	Unearned Leasing Income	(344,576.96)
10.2.7.90.00.00	Allowance for Leasing Losses	(5,294.92)
10.2.8.00.00.00	OTHER CREDITS	5,574,667.71
10.2.8.10.00.00	Receivables on Guarantees Honored	34.54
10.2.8.30.00.00	Income Receivable	4,757.02
10.2.8.40.00.00	Negotiation and Intermediation of Securities	2,740.63
10.2.8.70.00.00	Sundry	5,577,597.22
10.2.8.90.00.00	Allowance for Other Credits Losses	(10,461.70)
10.2.9.00.00.00	OTHER ASSETS	111,141.21
10.2.9.90.00.00	Prepaid Expenses	111,141.21
10.3.0.00.00.00	PERMANENT ASSETS	2,659,941.71
10.3.1.00.00.00	INVESTMENTS	1,100,796.52
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	932,135.33
10.3.1.20.10.00	Local	932,135.33
10.3.1.50.00.00	Other Investments	231,506.71
10.3.1.90.00.00	Allowance for Losses	(62,845.52)
10.3.2.00.00.00	FIXED ASSETS	845,423.13
10.3.2.30.00.00	Land and buildings in use	583,196.85
10.3.2.40.00.00	Other Fixed Assets	1,289,590.34
10.3.2.90.00.00	Accumulated Depreciation	(1,027,364.06)
10.3.3.00.00.00	LEASED FIXED ASSETS	170.27
10.3.3.20.00.00	Leased Assets	464.54
10.3.3.90.00.00	Accumulated Depreciation	(294.27)
10.3.4.00.00.00	DEFERRED CHARGES	713,551.79
10.3.4.10.00.00	Organization and Expansion Costs	1,333,784.78
10.3.4.90.00.00	Accumulated Amortization	(620,232.99)
40.0.0.00.00.00	TOTAL LIABILITIES	82,108,685.99
40.1.0.00.00.00	CURRENT LIABILITIES	46,138,855.91
40.1.1.00.00.00	DEPOSITS	22,374,749.73
40.1.1.10.00.00	Demand Deposits	3,412,977.67
40.1.1.20.00.00	Savings Deposits	5,800,554.99
40.1.1.30.00.00	Interbank Deposits	146,715.08
40.1.1.40.00.00	Time Deposits	13,013,998.27
40.1.1.90.00.00	Other Deposits	503.72
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	5,560,644.46
40.1.2.10.00.00	Own Portfolio	1,899,187.00
40.1.2.20.00.00	Third Parties Portfolio	3,661,376.61
40.1.2.30.00.00	Unrestricted Portfolio	80.85
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	916,456.36
40.1.3.30.00.00	Mortgage Notes	244,090.50
40.1.3.50.00.00	Securities Abroad	672,365.86
40.1.4.00.00.00	INTERBANK ACCOUNTS	532,450.07
40.1.4.10.00.00	Receipts and Payments Pending Settlement	523,763.90
40.1.4.40.00.00	Correspondent Banks	8,686.17
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	252,822.28
40.1.5.10.00.00	Third-Party Funds in Transit	237,593.88
40.1.5.20.00.00	Internal Transfer of Funds	15,228.40
40.1.6.00.00.00	BORROWINGS	2,087,176.64
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	307.98
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	134,239.76
40.1.6.30.00.00	Foreign Borrowings	1,952,628.90
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,624,207.29
40.1.7.10.00.00	National Treasury	6,252.18
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	668,969.29
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	919,794.20
40.1.7.90.00.00	Other Institutions	29,191.62
40.1.8.00.00.00	FOREIGN ONLENDINGS	42,825.31
40.1.8.10.00.00	Foreign Onlendings	42,825.31
40.1.9.00.00.00	OTHER LIABILITIES	12,747,523.77
40.1.9.10.00.00	Collection of Taxes and Social Contributions	233,019.96
40.1.9.20.00.00	Foreign Exchange Portfolio	3,385,223.78
40.1.9.30.00.00	Social and Statutory	256,895.90
40.1.9.40.00.00	Taxes and Social Security	372,731.44
40.1.9.50.00.00	Negotiation and Intermediation of Securities	373,071.17
40.1.9.85.00.00	Subordinated Debt	38,582.31
40.1.9.87.00.00	Derivative Financial Instruments	256,580.66
40.1.9.90.00.00	Sundry	7,831,418.55
40.2.0.00.00.00	LONG-TERM LIABILITIES	26,691,058.32
40.2.1.00.00.00	DEPOSITS	12,594,252.07
40.2.1.30.00.00	Interbank Deposits	48,583.52
40.2.1.40.00.00	Time Deposits	12,545,668.55
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	672,302.76
40.2.3.30.00.00	Mortgage Notes	6,953.93
40.2.3.50.00.00	Securities Abroad	665,348.83
40.2.6.00.00.00	BORROWINGS	542,644.04
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	747.77
40.2.6.20.00.00	Borrowings in Brazil - Other Institutions	6,213.61
40.2.6.30.00.00	Foreign Borrowings	535,682.66
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,554,406.75
40.2.7.10.00.00	National Treasury	66,447.60
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	1,944,735.21
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	68,059.76
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,475,164.18
40.2.8.00.00.00	FOREIGN ONLENDINGS	198,402.08
40.2.8.10.00.00	Foreign Onlendings	198,402.08
40.2.9.00.00.00	OTHER LIABILITIES	9,129,050.62
40.2.9.40.00.00	Taxes and Social Security	1,396,520.12
40.2.9.50.00.00	Negotiation and Intermediation of Securities	97,048.52
40.2.9.85.00.00	Subordinated Debt	1,920,133.65
40.2.9.87.00.00	Derivative Financial Instruments	46,982.56
40.2.9.90.00.00	Sundry	5,668,365.77
40.5.0.00.00.00	DEFERRED INCOME	135,401.13
40.5.1.00.00.00	Deferred Income	135,401.13
40.9.0.00.00.00	MINORITY INTEREST	780,125.78
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	8,363,244.85
40.6.1.00.00.00	Capital	5,000,000.00
40.6.1.10.00.00	Local Residents	3,508,542.64
40.6.1.20.00.00	Foreign Residents	1,491,457.36
40.6.4.00.00.00	Capital Reserves	159,219.11
40.6.5.00.00.00	Revaluation Reserve	7,401.07
40.6.6.00.00.00	Revenue Reserves	3,075,279.80
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(77,855.31)
40.6.8.00.00.00	Retained Earnings	249,497.32
40.6.9.00.00.00	Treasury Stocks	(50,297.14)

7007 - CONSOLIDATED STATEMENT OF INCOME

		From January 1, 2005	From January 1, 2005
CODE	DESCRIPTION	to March 31, 2005	to March 31, 2005

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,313,931.75	3,313,931.75
10.1.1.10.10.11	Lending Operations	2,220,883.67	2,220,883.67
10.1.1.10.10.13	Leasing Operations	34,027.47	34,027.47
10.1.1.10.10.15	Marketable Securities	855,462.58	855,462.58
10.1.1.10.10.16	Derivative Financial Instruments	66,450.72	66,450.72
10.1.1.10.10.17	Foreign Exchange Transactions	6,440.68	6,440.68
10.1.1.10.10.19	Compulsory Deposits	130,666.63	130,666.63
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,971,112.83)	(1,971,112.83)
10.1.1.10.20.12	Deposits and Securities Sold	(1,454,747.77)	(1,454,747.77)
10.1.1.10.20.14	Borrowings and Onlendings	(206,347.58)	(206,347.58)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(310,017.48)	(310,017.48)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL
	INTERMEDIATION	1,342,818.92	1,342,818.92
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(631,545.53)	(631,545.53)
10.1.1.20.21.00	Services Rendered	766,042.81	766,042.81
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(446,347.55)	(446,347.55)
10.1.1.20.24.00	Other Administrative Expenses	(740,391.21)	(740,391.21)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(232,326.05)	(232,326.05)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	(1,178.43)	(1,178.43)
10.1.1.20.25.00	Other Operating Income	1,355,207.91	1,355,207.91
10.1.1.20.32.00	Other Operating Expenses	(1,332,553.01)	(1,332,553.01)
10.1.1.00.00.00	OPERATING INCOME	711,273.39	711,273.39
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(6,905.96)	(6,905.96)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	704,367.43	704,367.43
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(165,891.81)	(165,891.81)
10.2.1.00.00.00	Provision for income tax	(111,600.90)	(111,600.90)
10.2.2.00.00.00	Provision for social contribution	(46,190.52)	(46,190.52)
10.2.3.00.00.00	Deferred tax asset	(8,100.39)	(8,100.39)
10.3.0.00.00.00	PROFIT SHARING	(100,667.82)	(100,667.82)
40.0.0.00.00.00	MINORITY INTEREST	(36,519.20)	(36,519.20)
10.0.0.00.00.00	NET INCOME	437,807.80	437,807.80
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(151,770.00)	(151,770.00)
30.0.0.00.00.00	NET INCOME PER SHARE	0.000313447865783	0.000313447865783

7008 – CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

							UNREALIZED
							GAINS AND
							LOSSES-
							MARKETABLE
							SECURITIES
							AND
				REVALUATION			DERIVATIVE
			CAPITAL	RESERVE ON	REVENUE RESERVES		FINANCIAL	RETAINED	TREASURY

CODE		CAPITAL	RESERVE	SUBSIDIARIES	LEGAL	STATUTORY	INSTRUMENTS	EARNINGS	STOCKS	TOTAL

00.0.1.01.00.00	AT JANUARY 1, 2005	5,000,000.00	158,893.70	7,492.12	391,109.62	2,684,170.08	(83,860.21)	-	(51,422.80)	8,106,382.61
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	(21.28)	-	(21.28)
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -
	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	-	-	-	-	-	6,004.90	-	-	6,004.90
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	OWN STOCKS ACQUISITION / CANCELATION	-	325.41	-	-	-	-	-	(204.25)	121.16
00.0.1.15.00.00	REVALUATION RESERVE ON
	SUBISIDIARIES/ASSOCIATED	-	-	(91.05)	-	-	-	-	-	(91.05)
00.0.1.17.00.00	OTHER	-	-	-	-	-	-	-	1,329.91	1,329.91
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	401,288.60	-	401,288.60
00.0.1.19.00.00	DESTINATIONS:
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(151,770.00)	-	(151,770.00)
00.0.1.00.00.00	AT MARCH 31, 2005	5,000,000.00	159,219.11	7,401.07	391,109.62	2,684,170.08	(77,855.31)	249,497.32	(50,297.14)	8,363,244.85
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	325.41	(91.05)	-	-	6,004.90	249,497.32	1,125.66	256,862.24
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE	-	-	-	-	-	-	-	-	0.000108659513581

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

		From January 1, 2005
CODE	DESCRIPTION	to March 31, 2005

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	9,250,353.66
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	525,934.36
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(21,545.46)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	1,429.79
10.3.3.00.00.00	Other (+/-)	1,429.79
10.5.0.00.00.00	THIRD PARTY FUNDS	8,744,534.97
10.5.1.00.00.00	Increase in Liabilities	4,843,159.35
10.5.1.01.00.00	Deposits	1,438,581.35
10.5.1.07.00.00	Interbank and Interdepartmental accounts	376,097.85
10.5.1.09.00.00	Other Liabilities	3,028,480.15
10.5.2.00.00.00	Decrease in Assets	3,818,583.08
10.5.2.01.00.00	Interbank Investments	3,818,583.08
10.5.3.00.00.00	Sale of Assets and Investments	82,792.54
10.5.3.02.00.00	Foreclosed Assets	15,509.46
10.5.3.03.00.00	Fixed Assets	3,123.17
10.5.3.05.00.00	Investments	64,159.91
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	8,882,622.40
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED	151,770.00
20.4.0.00.00.00	INVESTMENTS IN	103,258.60
20.4.2.00.00.00	Foreclosed Assets	31,702.90
20.4.3.00.00.00	Fixed Assets	41,618.88
20.4.5.00.00.00	Investments	29,936.82
20.5.0.00.00.00	DEFERRED CHARGES	49,420.43
20.6.0.00.00.00	INCREASE IN ASSETS	6,258,670.74
20.6.2.00.00.00	Marketable Securities	1,959,314.57
20.6.3.00.00.00	Interbank and Interdepartmental accounts	711,752.54
20.6.4.00.00.00	Lending Operations	1,177,007.28
20.6.5.00.00.01	Leasing Operations	28,637.45
20.6.6.00.00.00	Other Credits	2,260,575.21
20.6.7.00.00.00	Other Assets	121,383.69
20.7.0.00.00.00	DECREASE IN LIABILITIES	2,319,502.63
20.7.2.00.00.00	Securities Sold under Repurchase Agreements	2,004,616.13
20.7.5.00.00.00	Mortgage Notes	125,676.35
20.7.8.00.00.00	Borrowings and Onlendings	189,210.15
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	367,731.26

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,561,263.91
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,928,995.17
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	367,731.26

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	March 31, 2005

10.0.0.00.00.00	TOTAL ASSETS	75,432,079.70
10.1.0.00.00.00	CURRENT ASSETS	51,329,893.13
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,842,523.47
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	9,862,124.98
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	8,319,954.18
10.1.2.22.00.00	Interbank Deposits	1,542,170.80
10.1.3.00.00.00	MARKETABLE SECURITIES	6,607,255.54
10.1.3.10.00.00	Own Portfolio	3,793,774.60
10.1.3.20.00.00	Subject to Repurchase Commitments	505,555.62
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,501,380.66
10.1.3.40.00.00	Pledged under Guarantees Rendered	480,300.40
10.1.3.60.00.00	Unrestricted Securities Subject to Commitments	657.41
10.1.3.85.00.00	Derivative Financial Instruments	325,586.85
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,619,161.93
10.1.4.10.00.00	Payments and Receipts Pending Settlement	539,604.70
10.1.4.20.00.00	Compulsory Deposits	5,052,114.44
10.1.4.20.10.00	Brazilian Central Bank	5,051,393.17
10.1.4.20.40.00	National Housing System - SFH	721.27
10.1.4.80.00.00	Correspondent Banks	27,442.79
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	43,499.17
10.1.5.10.00.00	Third-party Funds in Transit	38.77
10.1.5.20.00.00	Internal Transfers of Funds	43,460.40
10.1.6.00.00.00	LENDING OPERATIONS	19,542,153.63
10.1.6.10.00.00	Lending Operations	20,898,774.41
10.1.6.10.10.00	Public Sector	397,430.37
10.1.6.10.20.00	Private Sector	20,501,344.04
10.1.6.90.00.00	Allowance for Lending Losses	(1,356,620.78)
10.1.7.00.00.00	LEASING OPERATIONS	(3,207.55)
10.1.7.10.00.00	Leasing Operations	363,758.22
10.1.7.10.20.00	Private Sector	363,758.22
10.1.7.80.00.00	Unearned Leasing Income	(360,887.81)
10.1.7.90.00.00	Allowance for Leasing Losses	(6,077.96)
10.1.8.00.00.00	OTHER CREDITS	7,508,508.41
10.1.8.20.00.00	Foreign Exchange Portfolio	4,460,515.09
10.1.8.30.00.00	Income Receivable	112,924.27
10.1.8.40.00.00	Negotiation and Intermediation of Securities	198,684.62
10.1.8.70.00.00	Sundry	2,793,301.69
10.1.8.90.00.00	Allowance for Other Credits Losses	(56,917.26)
10.1.9.00.00.00	OTHER ASSETS	307,873.55
10.1.9.40.00.00	Other Assets	110,808.53
10.1.9.70.00.00	Allowance for Other Assets Losses	(35,588.39)
10.1.9.90.00.00	Prepaid Expenses	232,653.41
10.2.0.00.00.00	LONG-TERM ASSETS	18,587,139.28
10.2.2.00.00.00	INTERBANK INVESTMENTS	186,245.48
10.2.2.22.00.00	Interbank Deposits	186,245.48
10.2.3.00.00.00	MARKETABLE SECURITIES	4,692,389.83
10.2.3.10.00.00	Own Portfolio	2,729,283.65
10.2.3.20.00.00	Subject to Repurchase Commitments	1,411,952.68
10.2.3.70.00.00	Pledged with Brazilian Central Bank	76,920.09
10.2.3.40.00.00	Pledged under Guarantees Rendered	374,470.00
10.2.3.85.00.00	Derivative Financial Instruments	99,763.41
10.2.4.00.00.00	INTERBANK ACCOUNTS	46,477.80
10.2.4.20.00.00	Compulsory Deposits	46,477.80
10.2.4.20.40.00	National Housing System - SFH	46,477.80
10.2.6.00.00.00	LENDING OPERATIONS	8,398,896.71
10.2.6.10.00.00	Lending Operations	8,726,692.40
10.2.6.10.10.00	Public Sector	292,140.02
10.2.6.10.20.00	Private Sector	8,434,552.38
10.2.6.90.00.00	Allowance for Lending Losses	(327,795.69)
10.2.7.00.00.00	LEASING OPERATIONS	(4,569.15)
10.2.7.10.00.00	Leasing Operations	335,852.93
10.2.7.10.20.00	Private Sector	335,852.93
10.2.7.80.00.00	Unearned Leasing Income	(335,127.16)
10.2.7.90.00.00	Allowance for Leasing Losses	(5,294.92)
10.2.8.00.00.00	OTHER CREDITS	5,153,217.00
10.2.8.10.00.00	Receivables on Guarantees Honored	34.54
10.2.8.30.00.00	Income Receivable	4,757.02
10.2.8.40.00.00	Negotiation and Intermediation of Securities	2,740.63
10.2.8.70.00.00	Sundry	5,156,096.23
10.2.8.90.00.00	Allowance for Other Credits Losses	(10,411.42)
10.2.9.00.00.00	OTHER ASSETS	114,481.61
10.2.9.90.00.00	Prepaid Expenses	114,481.61
10.3.0.00.00.00	PERMANENT ASSETS	5,515,047.29
10.3.1.00.00.00	INVESTMENTS	3,516,931.80
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	3,015,143.60
10.3.1.20.10.00	Local Residents	2,656,378.21
10.3.1.20.20.00	Foreign residents	358,765.39
10.3.1.50.00.00	Other Investments	547,909.22
10.3.1.90.00.00	Allowance for Losses	(46,121.02)
10.3.2.00.00.00	FIXED ASSETS	376,363.12
10.3.2.30.00.00	Land and buildings in use	184,061.22
10.3.2.40.00.00	Other Fixed Assets	867,248.95
10.3.2.90.00.00	Accumulated Depreciation	(674,947.05)
10.3.3.00.00.00	LEASED FIXED ASSETS	1,028,117.20
10.3.3.20.00.00	Leased Assets	1,691,735.04
10.3.3.90.00.00	Accumulated depreciation	(663,617.84)
10.3.4.00.00.00	DEFERRED CHARGES	593,635.17
10.3.4.10.00.00	Organization and Expansion Costs	2,171,026.84
10.3.4.90.00.00	Accumulated Amortization	(1,577,391.67)
40.0.0.00.00.00	TOTAL LIABILITIES	75,432,079.70
40.1.0.00.00.00	CURRENT LIABILITIES	41,753,491.74
40.1.1.00.00.00	DEPOSITS	22,503,777.88
40.1.1.10.00.00	Demand Deposits	3,448,271.81
40.1.1.20.00.00	Savings Deposits	5,800,554.99
40.1.1.30.00.00	Interbank Deposits	144,731.52
40.1.1.40.00.00	Time Deposits	13,109,715.84
40.1.1.90.00.00	Other Deposits	503.72
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	5,557,989.20
40.1.2.10.00.00	Own Portfolio	1,898,131.73
40.1.2.20.00.00	Third Parties Portfolio	3,659,776.62
40.1.2.30.00.00	Unrestricted Portfolio	80.85
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	888,900.33
40.1.3.30.00.00	Mortgage Notes	216,643.67
40.1.3.50.00.00	Securities Abroad	672,256.66
40.1.4.00.00.00	INTERBANK ACCOUNTS	543,476.85
40.1.4.10.00.00	Receipts and Payments Pending Settlement	534,790.66
40.1.4.40.00.00	Correspondent Banks	8,686.19
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	252,556.52
40.1.5.10.00.00	Third-Party Funds in Transit	237,593.88
40.1.5.20.00.00	Internal Transfer of Funds	14,962.64
40.1.6.00.00.00	BORROWINGS	1,946,558.99
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	307.98
40.1.6.20.00.00	Borrowings in Brazil – Other Institutions	0.23
40.1.6.30.00.00	Foreign Borrowings	1,946,250.78
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,624,314.76
40.1.7.10.00.00	National Treasury	6,252.18
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	668,969.29
40.1.7.40.00.00	CEF (Federal Savings and Loans Bank)	29,191.62
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	919,901.67
40.1.8.00.00.00	FOREIGN ONLENDING	42,825.31
40.1.8.10.00.00	Foreign Onlending	42,825.31
40.1.9.00.00.00	OTHER LIABILITIES	8,393,091.90
40.1.9.10.00.00	Collection of Taxes and Social Contributions	201,675.73
40.1.9.20.00.00	Foreign Exchange Portfolio	3,385,223.78
40.1.9.30.00.00	Social and Statutory	215,628.71
40.1.9.40.00.00	Taxes and Social Security	261,172.70
40.1.9.50.00.00	Negotiation and Intermediation of Securities	363,378.67
40.1.9.85.00.00	Subordinated Debt	38,573.71
40.1.9.87.00.00	Derivative Financial Instruments	254,828.98
40.1.9.90.00.00	Sundry	3,672,609.62
40.2.0.00.00.00	LONG-TERM LIABILITIES	25,031,108.54
40.2.1.00.00.00	DEPOSITS	13,366,327.67
40.2.1.30.00.00	Interbank Deposits	48,583.52
40.2.1.40.00.00	Time Deposits	13,317,744.15
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	664,418.81
40.2.3.30.00.00	Mortgage Notes	6,953.93
40.2.3.50.00.00	Securities Abroad	657,464.88
40.2.6.00.00.00	BORROWINGS	536,430.42
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	747.77
40.2.6.30.00.00	Foreign Borrowings	535,682.65
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,553,731.71
40.2.7.10.00.00	National Treasury	66,447.60
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	1,944,735.21
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	68,059.77
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,474,489.13
40.2.8.00.00.00	FOREIGN ONLENDINGS	198,402.08
40.2.8.10.00.00	Foreign Onlendings	198,402.08
40.2.9.00.00.00	OTHER LIABILITIES	6,711,797.85
40.2.9.40.00.00	Taxes and Social Security	1,080,604.23
40.2.9.50.00.00	Negotiation and Intermediation of Securities	97,048.51
40.2.9.85.00.00	Subordinated Debt	1,920,142.26
40.2.9.87.00.00	Derivative Financial Instruments	46,786.02
40.2.9.90.00.00	Sundry	3,567,216.83
40.5.0.00.00.00	DEFERRED INCOME	37,701.56
40.5.1.00.00.00	Deferred Income	37,701.56
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	8,609,777.86
40.6.1.00.00.00	Capital	5,135,359.35
40.6.1.10.00.00	Local Residents	3,643,901.35
40.6.1.20.00.00	Foreign Residents	1,491,458.00
40.6.2.00.00.00	(Capital to be realized)	(750.00)
40.6.4.00.00.00	Capital Reserves	180,530.68
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	7,401.27
40.6.6.00.00.00	Revenue Reserves	3,119,543.07
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(74,169.95)
40.6.8.00.00.00	Retained earnings	292,160.57
40.6.9.00.00.00	Treasury Stock	(50,297.13)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

		From January 1, 2005	From January 1, 2005
CODE	DESCRIPTION	to March 31, 2005	to March 31, 2005

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,362,049.27	3,362,049.27
10.1.1.10.10.11	Lending Operations	2,302,954.80	2,302,954.80
10.1.1.10.10.13	Leasing Operations	34,027.47	34,027.47
10.1.1.10.10.15	Marketable Securities	823,485.61	823,485.61
10.1.1.10.10.16	Derivative Financial Instruments	64,474.08	64,474.08
10.1.1.10.10.17	Foreign Exchange Transactions	6,440.68	6,440.68
10.1.1.10.10.19	Compulsory Deposits	130,666.63	130,666.63
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,977,193.19)	(1,977,193.19)
10.1.1.10.20.12	Deposits and Securities Sold	(1,439,330.89)	(1,439,330.89)
10.1.1.10.20.14	Borrowings and Onlendings	(203,485.86)	(203,485.86)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(334,376.44)	(334,376.44)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL
	INTERMEDIATION	1,384,856.08	1,384,856.08
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(733,162.25)	(733,162.25)
10.1.1.20.21.00	Services Rendered	510,792.85	510,792.85
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(365,487.83)	(365,487.83)
10.1.1.20.24.00	Other Administrative Expenses	(600,926.88)	(600,926.88)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(168,190.79)	(168,190.79)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	56,459.73	56,459.73
10.1.1.20.25.00	Other Operating Income	134,520.81	134,520.81
10.1.1.20.32.00	Other Operating Expenses	(300,330.14)	(300,330.14)
10.1.1.00.00.00	OPERATING INCOME	651,693.83	651,693.83
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(12,019.24)	(12,019.24)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	639,674.59	639,674.59
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(137,639.54)	(137,639.54)
10.2.1.00.00.00	Provision for Income Tax	(83,841.88)	(83,841.88)
10.2.2.00.00.00	Provision for Social Contribution	(36,523.68)	(36,523.68)
10.2.3.00.00.00	Deferred Tax Asset	(17,273.98)	(17,273.98)
10.3.0.00.00.00	PROFIT SHARING	(87,071.97)	(87,071.97)
10.0.0.00.00.00	NET INCOME	414,963.08	414,963.08
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(151,770.00)	(151,770.00)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000297092221300	0.000297092221300

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

		From January 1, 2005
CODE	DESCRIPTION	to March 31, 2005

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	9,003,883.74
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	517,456.71
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(1,381.14)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	3,911.12
10.3.3.00.00.00	Other (+/-)	3,911.12
10.5.0.00.00.00	THIRD PARTY FUNDS	8,483,897.05
10.5.1.00.00.00	Increase in Liabilities	4,517,235.70
10.5.1.01.00.00	Deposits	1,877,293.74
10.5.1.07.00.00	Interbank and Interdepartmental accounts	387,277.40
10.5.1.09.00.00	Other Liabilities	2,252,664.56
10.5.2.00.00.00	Decrease in Assets	3,864,103.42
10.5.2.01.00.00	Interbank Investments	3,862,659.98
10.5.2.05.00.00	Leasing Operations	1,443.44
10.5.3.00.00.00	Sale of Assets and Investments	60,008.64
10.5.3.02.00.00	Foreclosed Assets	6,253.02
10.5.3.03.00.00	Fixed Assets	22,915.86
10.5.3.05.00.00	Investments	30,839.76
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	42,549.29
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	8,643,885.40
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	151,770.00
20.4.0.00.00.00	INVESTMENTS IN	711,511.31
20.4.2.00.00.00	Foreclosed Assets	30,358.91
20.4.3.00.00.00	Fixed Assets	149,662.22
20.4.5.00.00.00	Investments	531,490.18
20.5.0.00.00.00	DEFERRED CHARGES	45,753.26
20.6.0.00.00.00	INCREASE IN ASSETS	5,447,387.96
20.6.2.00.00.00	Marketable Securities	1,498,440.86
20.6.3.00.00.00	Interbank and Interdepartmental accounts	726,316.41
20.6.4.00.00.00	Lending Operations	1,157,104.88
20.6.6.00.00.00	Other Credits	2,043,931.95
20.6.7.00.00.00	Other Assets	21,593.86
20.7.0.00.00.00	DECREASE IN LIABILITIES	2,287,462.87
20.7.2.00.00.00	Securities Sold under Repurchase Agreements	1,995,047.07
20.7.5.00.00.00	Mortgage Notes	110,029.22
20.7.8.00.00.00	Borrowings and Onlendings	182,386.58
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	359,998.34

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,482,525.13
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,842,523.47
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	359,998.34

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	March 31, 2005

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	79,050,063.55
10.1.0.00.00-2	AVAILABLE FUNDS	1,928,995.18
10.1.1.00.00-5	Cash	1,193,151.74
10.1.2.00.00-8	Bank Deposits	74,651.42
10.1.3.00.00-1	Free Reserves	3,448.21
10.1.5.00.00-7	Foreign Money Supply	657,743.81
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	614,878.86
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	42,864.95
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	10,558,256.99
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	8,319,954.18
10.2.1.10.00-1	RESALES TO LIQUIDATE - OWN PORTFOLIO	4,518,709.71
10.2.1.10.10-4	Federal Government Securities	4,518,709.71
10.2.1.20.00-8	RESALES TO LIQUIDATE - THIRD PORTFOLIO	3,801,244.47
10.2.2.00.00-7	Interbank Deposits	2,168,104.30
10.2.2.10.00-4	INTERBANK DEPOSITS	2,168,104.30
10.2.6.00.00-9	Foreign Currency Investments	70,198.51
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	70,198.51
10.3.0.00.00-0	MARKETABLE SECURITIES	18,569,257.43
10.3.1.00.00-3	Marketable Securities	13,773,991.42
10.3.1.10.00-0	FIXED RATE SECURITIES	5,539,890.77
10.3.1.10.10-3	Federal Government Securities	3,172,664.45
10.3.1.10.30-9	Financial Institutions	454,345.81
10.3.1.10.62-2	Certificates of Real Estate Receivables	91.09
10.3.1.10.90-7	Others	1,912,789.42
10.3.1.15.00-5	MUTUAL FUNDS	5,737,437.32
10.3.1.17.00-3	FLOATING RATE SECURITIES - TECHNICAL PROVISIONS RESERVE	194,946.30
10.3.1.17.10-6	Listed companies stocks	97,275.69
10.3.1.17.20-9	Non-listed companies stocks	24,091.10
10.3.1.17.40-5	Equity Funds	73,579.51
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	2,301,717.03
10.3.1.85.10-7	Brazilian Sovereign Bonds	1,478,866.33
10.3.1.85.20-0	Securities of Foreign Governments	180,498.81
10.3.1.85.30-3	Brazilian State-Owned Companies	211,167.75
10.3.1.85.90-1	Others	431,184.14
10.3.2.00.00-6	Subject to Commitments	1,917,508.30
10.3.2.10.00-3	SUBJECT TO REPURCHASE COMMITMENTS	1,917,508.30
10.3.2.10.10-6	Federal Government Securities	1,832,037.66
10.3.2.10.90-0	Other	85,470.64
10.3.3.00.00-9	Subject to Negotiation and Intermediation of Securities	425,884.37
10.3.4.00.00-2	Pledged With Brazilian Central Bank	1,577,264.53
10.3.4.10.00-9	PLEDGED WITH BRAZILIAN CENTRAL BANK	1,577,264.53
10.3.6.00.00-8	Pledged Under Guarantee Rendered	873,951.40
10.3.6.10.00-5	PLEDGED UNDER GUARANTEE RENDERED	873,951.40
10.3.6.10.10-8	Federal Government Securities	869,433.54
10.3.6.10.90-2	Other	4,517.86
10.3.7.00.00-1	Unrestricted Notes	657.41
10.4.0.00.00-9	INTERBANK ACCOUNTS	5,648,503.81
10.4.1.00.00-2	Check Clearing	527,099.14
10.4.2.00.00-5	Restricted Deposits	5,098,283.31
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	5,051,084.24
10.4.2.50.00-0	SFH - FAHBRE AND FGTS DEPOSITS TO REIMBURSE	721.27
10.4.2.65.00-2	SFH - SALARY VARIATIONS COMPENSATION FUND	46,477.80
10.4.2.65.10-5	Novation Option	46,477.80
10.4.4.00.00-1	Correspondent Banks	23,121.36
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	43,754.06
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	27,323,169.59
10.6.1.00.00-0	Lending Operations	27,330,946.29
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	16,236,695.87
10.6.1.20.00-4	FINANCING	10,503,919.04
10.6.1.30.00-1	AGRICULTURAL	1,022,554.72
10.6.1.40.00-8	REAL ESTATE LOANS	1,172,328.78
10.6.1.40.30-7	Habitational Loans	1,172,328.78
10.6.1.90.00-3	ALLOWANCE FOR LOAN LOSSES	(1,604,552.12)
10.6.2.00.00-3	Leasing Operations	(7,776.70)
10.6.2.10.00-0	LEASING OPERATIONS	3,596.19
10.6.2.90.00-6	ALLOWANCE FOR LEASING OPERATIONS LOSSES	(11,372.89)
10.9.0.00.00-4	OTHER RECEIVABLES	14,978,126.49
10.9.1.00.00-7	Guarantees Honored	34.54
10.9.2.00.00-0	Foreign Exchange	4,460,515.11
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	2,907,143.75
10.9.2.06.10-7	Export and Interbank Contracts	1,677,584.02
10.9.2.06.30-3	Financial Contracts	653,644.53
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	575,915.20
10.9.2.20.00-4	TIME EXCHANGE AND DOCUMENTS IN FOREIGN CURRENCIES	3,835.47
10.9.2.25.00-9	RIGHTS ON FOREIGN EXCHANGE SOLD	1,839,688.14
10.9.2.25.10-2	Import And Financial Contracts	290,947.99
10.9.2.25.20-5	Interbank	320,904.70
10.9.2.25.22-9	Financial Contracts	635,090.69
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	592,744.76
10.9.2.26.00-8	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY	(303,883.31)
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES AND IMPORT
	CONTRACTS	13,731.06
10.9.3.00.00-3	INCOME RECEIVABLE	103,032.72
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	201,425.37
10.9.4.10.00-3	CASH – REGISTER AND LIQUIDATION	104,363.58
10.9.4.30.00-7	DEBTS TO LIQUIDATE	93,182.97
10.9.4.40.00-4	FINANCIAL ASSETS AND COMMODITIES TRANSACTIONS TO LIQUIDATE	521.94
10.9.4.53.00-8	INTERMEDIATION OF SWAP OPERATIONS	3,356.88
10.9.5.00.00-9	Specific Credits	706,700.55
10.9.5.30.00-0	INSURANCE COMPANIES	706,700.55
10.9.5.30.10-3	Receivables of Insurance Operations	699,782.52
10.9.5.30.20-6	Notes and Credits Receivable	6,918.03
10.9.7.00.00-5	Other	9,059,183.18
10.9.7.25.00-4	FORECLOSED ASSETS	156,144.49
10.9.7.25.90-1	Other Assets	156,144.49
10.9.7.30.00-6	PROVISION FOR LOSSES	(45,966.43)
10.9.7.30.90-3	Other Assets	(45,966.43)
10.9.7.40.00-3	DEFERRED TAX AND SOCIAL CONTRIBUTION	2,827,894.26
10.9.7.45.00-8	PREPAID TAXES	498,861.32
10.9.7.50.00-0	TAX RECOVERY	45,777.46
10.9.7.90.00-8	FOREIGN DEBTORS	36,299.79
10.9.7.95.00-3	LOCAL DEBTORS	5,540,172.29
10.9.8.00.00-8	Nonperforming Loans and Allowance for Other Credits Losses	(68,979.92)
10.9.8.90.00-1	ALLOWANCE FOR OTHER CREDITS LOSSES	(68,979.92)
10.9.9.00.00-1	Prepaid Expenses	516,214.94
20.0.0.00.00-6	PERMANENT ASSETS	3,714,947.59
20.1.0.00.00-5	INVESTMENTS	1,100,796.52
20.1.2.00.00-1	Investments In Subsidiary Companies	57,069.77
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	57,069.77
20.1.2.10.90-5	Other	57,069.77
20.1.3.00.00-4	Fiscal Incentive Investments	10,454.47
20.1.4.00.00-7	Membership Certificates	34,514.18
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	34,546.51
20.1.4.10.10-7	Securities Exchanges and CETIP	34,333.24
20.1.4.10.90-1	Other	213.27
20.1.4.99.00-1	ALLOWANCE FOR MEMBERSHIP CERTIFICATES LOSSES	(32.33)
20.1.5.00.00-0	Stocks And Quotas	46,519.21
20.1.5.10.00-7	STOCKS AND QUOTAS	49,188.68
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	7,146.81
20.1.5.10.20-3	Other	42,041.87
20.1.5.20.00-4	SHARES OF PRIVATE COMPANIES	496.96
20.1.5.99.00-4	ALLOWANCE FOR SHARES AND QUOTAS LOSSES	(3,166.43)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.22)
20.1.5.99.20-0	Other	(2,937.21)
20.1.9.00.00-2	Other Investments	952,238.89
20.1.9.90.00-5	OTHER INVESTMENTS	959,018.23
20.1.9.99.00-6	ALLOWANCE FOR LOSSES	(6,779.34)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	845,948.27
20.2.1.00.00-7	Storaged Furniture And Equipment	991.85
20.2.2.00.00-0	Property And Equipment In Process	7,962.65
20.2.3.00.00-3	Land And Buildings	408,857.99
20.2.3.10.00-0	LAND AND BUILDINGS	583,377.14
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(174,519.15)
20.2.4.00.00-6	Furniture And Equipment	193,565.32
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	475,678.38
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(282,113.06)
20.2.8.00.00-8	Others	234,570.46
20.2.8.90.00-1	OTHER OPERATING ASSETS	806,324.59
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(571,754.13)
20.3.0.00.00-3	LEASED ASSETS	1,028,117.19
20.4.0.00.00-2	DEFERRED CHARGES	740,085.61
20.4.1.00.00-5	Organization And Expansion Costs	2,566,157.03
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	54,870.14
20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	2,511,286.89
20.4.9.00.00-9	Accumulated Amortization	(1,826,071.42)
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(29,043.62)
20.4.9.90.00-2	OTHER	(1,797,027.80)
30.0.0.00.00-9	OFF-BALANCE ITEMS	571,080,487.07
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	4,695,992.26
30.1.1.00.00-1	Imported Credits Outstanding	156,883.25
30.1.3.00.00-7	Confirmed Exported Credits	31,392.46
30.1.4.00.00-0	Guarantees Provided	4,467,223.24
30.1.4.10.00-7	FINANCIAL INSTITUTIONS AUTHORIZED TO OPERATE BY BRAZILIAN
	CENTRAL BANK	179,329.61
30.1.4.90.00-3	Other	4,287,893.63
30.1.5.00.00-3	Co-Obligation For Credit Assignment	40,493.31
30.3.0.00.00-6	MARKETABLE SECURITIES	7,833,769.69
30.3.1.00.00-9	Securities Registered On Selic	5,166,483.74
30.3.2.00.00-2	Securities Non-Registered On Selic	2,667,285.95
30.4.0.00.00-5	CUSTODY	123,338,428.51
30.4.2.00.00-1	Amounts Guaranted by FGPC	13,135.88
30.4.4.00.00-7	Securities In Guarantee Of Rural Debts Renegotiation	4,712.19
30.4.6.00.00-3	Amounts Guaranted By Pledged Deposits	88,713.47
30.4.8.00.00-9	Amounts Guaranted By Financial Institutions	6,196.98
30.4.9.00.00-2	Other	123,225,669.99
30.5.0.00.00-4	COLLECTION	17,341,201.27
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	75,364,630.37
30.6.1.00.00-6	Equity, Financial Assets And Commodities	69,938,835.21
30.6.3.00.00-2	Guarantees Honored And Other Guarantees On Stock Exchange	4,784,062.71
30.6.5.00.00-8	Credit Risk On Swap Contracts	641,732.45
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	234,497.35
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	332,177.34
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	75,057.76
30.8.0.00.00-1	CONTRACTS	34,482,465.00
30.9.0.00.00-0	CONTROL	308,023,999.97
30.9.7.00.00-1	Capital Required To Market Risk Covery	776,586.25
30.9.7.10.00-8	EXCHANGE RATE	720,134.60
30.9.7.20.00-5	INTEREST RATE	56,451.65
30.9.8.00.00-4	CONTROL	1,777,537.28
30.9.9.00.00-7	Others Off-Balance Assets	305,469,876.44
39.9.9.99.99-4	TOTAL ASSETS	653,845,498.21
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	73,486,239.38
40.1.0.00.00-1	DEPOSITS	34,969,001.80
40.1.1.00.00-4	Demand Deposits	3,412,977.68
40.1.2.00.00-7	Saving Deposits	5,800,554.99
40.1.3.00.00-0	Interbank Deposits	193,315.83
40.1.5.00.00-6	Time Deposits	25,559,666.81
40.1.8.00.00-5	Foreign Deposits	1,982.77
40.1.9.00.00-8	Other Deposits	503.72
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	5,560,644.46
40.2.1.00.00-3	Own Portfolio	1,899,187.00
40.2.2.00.00-6	Third Parties	3,661,376.61
40.2.3.00.00-9	Unrestricted Notes	80.85
40.3.0.00.00-9	RESOURCES FROM SECURITIES ISSUED	1,588,759.11
40.3.1.00.00-2	Mortgage Notes	251,044.42
40.3.3.00.00-8	Securities Abroad	1,337,714.69
40.4.0.00.00-8	INTERBANK ACCOUNTS	532,089.49
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	252,822.28
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	8,043,448.69
40.6.1.00.00-9	Borrowings	2,623,607.26
40.6.1.10.00-6	LOCAL BORROWINGS	135,295.70
40.6.1.20.00-3	FOREIGN BORROWINGS	2,488,311.56
40.6.2.00.00-2	Onlendings	5,419,841.43
40.6.2.10.00-9	LOCAL ONLENDINGS	5,178,614.04
40.6.2.20.00-6	FOREIGN ONLENDINGS	241,227.39
40.7.0.00.00-5	Derivative Financial Instruments	303,563.22
40.8.0.00.00-4	OTHER LIABILITIES	20,277,194.37
40.8.1.00.00-7	Collection Of Taxes And Social Contributions	233,019.96
40.8.2.00.00-0	Foreign Exchange Portfolio	3,385,223.78
40.8.3.00.00-3	Social And Statutory	252,491.72
40.8.3.10.00-0	DIVIDENDS PAYABLE	229,116.19
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	23,343.04
40.8.3.30.00-4	GRATUITY AND INTEREST PAYABLE	32.49
40.8.4.00.00-6	Taxes And Social Security	1,754,358.54
40.8.4.10.00-3	INCOME TAX AND SOCIAL CONTRIBUTION	15,955.56
40.8.4.15.00-8	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	290,856.26
40.8.4.20.00-0	TAXES PAYABLE	233,371.35
40.8.4.30.00-7	PROVISION FOR DEFERRED TAX	33,565.30
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	1,180,610.07
40.8.5.00.00-9	Negotiation And Intermediation of Securities	470,119.68
40.8.7.00.00-5	Specific Liabilities	6,606,269.64
40.8.7.30.00-6	INSURANCE COMPANIES	2,242,115.08
40.8.7.30.10-9	Non-Committed Technical Provisions	509,563.33
40.8.7.30.20-2	Committed Technical Provisions	1,452,877.12
40.8.7.30.30-5	Insurance and Reinsurance Debts Operations	279,674.63
40.8.7.35.00-1	PRIVATE RETIREMENT COMPANIES	3,917,176.67
40.8.7.35.10-4	Non-Committed Technical Provisions	3,917,176.67
40.8.7.40.00-3	ANNUITY PRODUCTS COMPANIES	446,977.89
40.8.7.40.10-6	Non-Committed Technical Provisions	396,865.46
40.8.7.40.20-9	Committed Technical Provisions	50,112.43
40.8.9.00.00-1	Sundry	7,575,711.05
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	386,658.32
40.8.9.90.00-4	OTHER LIABILITIES	7,189,052.73
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	1,958,715.96
40.9.2.00.00-9	Subordinated Debt	1,888,272.69
40.9.2.10.00-6	MATURITY MORE THAN 5 YEARS	1,402,278.32
40.9.2.20.00-3	MATURITY BETWEEN 4 AND 5 YEARS	404,666.94
40.9.2.50.00-4	MATURITY BETWEEN 1 AND 2 YEARS	81,327.43
40.9.3.00.00-2	Other Subordinated Debt	70,443.27
50.0.0.00.00-5	DEFERRED INCOME	135,401.13
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	8,871,880.37
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	8,871,880.37
60.1.1.00.00-0	Capital	5,611,978.21
60.1.1.10.00-7	CAPITAL	5,417,919.50
60.1.1.10.13-1	Common Shares - Local Residents	3,288,490.99
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	621,137.33
60.1.1.10.17-9	Other Preferred Shares - Local Residents	22.79
60.1.1.10.23-4	Common Shares - Foreign Residents	14,241.97
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	1,477,216.02
60.1.1.10.28-9	Quotas - Local Residents	16,810.40
60.1.1.20.00-4	CAPITAL INCREASE	194,058.71
60.1.1.20.13-8	Common Shares - Local Residents	194,058.71
60.1.3.00.00-6	Capital Reserves	226,376.78
60.1.4.00.00-9	Revaluation Reserves	12,891.91
60.1.5.00.00-2	Revenue Reserves	3,122,182.94
60.1.5.10.00-9	LEGAL RESERVE	434,849.19
60.1.5.20.00-6	STATUTORY RESERVE	2,687,332.17
60.1.5.80.00-8	SPECIAL DIVIDENDS RESERVE	1.58
60.1.5.80.99-8	Other	1.58
60.1.6.00.00-5	Unrealized Gains And Losses - Marketable Securities	(78,077.29)
60.1.8.00.00-1	Retained Earnings	26,893.90
60.1.9.00.00-4	Treasury Stock	(50,366.08)
70.0.0.00.00-1	REVENUES	6,846,830.59
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	5,751,386.80
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	1,062,787.85
70.2.1.00.00-2	Insurance Companies	489,328.25
70.2.1.10.00-9	INSURANCE PREMIUMS	403,146.48
70.2.1.30.00-3	FINANCIAL REVENUES	75,818.70
70.2.1.90.00-5	OTHER	10,363.07
70.2.2.00.00-5	Private Retirement Companies	370,922.66
70.2.2.10.00-2	CONTRIBUTION REVENUES	185,765.73
70.2.2.30.00-6	FINANCIAL INCOME	154,801.53
70.2.2.90.00-8	OTHER	30,355.40
70.2.3.00.00-8	Annuity Products Companies	100,072.79
70.2.3.10.00-5	ANNUITY PRODUCTS PREMIUMS	77,485.81
70.2.3.30.00-9	FINANCIAL REVENUES	22,258.11
70.2.3.90.00-1	OTHER	328.87
70.2.4.00.00-1	Credit Card Companies	52,645.88
70.2.4.10.00-8	CREDIT CARD REVENUES	13,334.92
70.2.4.30.00-2	FINANCIAL REVENUES	39,310.96
70.2.9.00.00-6	Other Activities	49,818.27
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	38,755.12
70.2.9.30.00-7	FINANCIAL REVENUES	11,063.15
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	9,040.91
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON-FINANCIAL ACTIVITIES	23,615.03
70.4.1.00.00-0	Insurance Companies	21,748.59
70.4.3.00.00-6	Annuity Products Companies	3.12
70.4.9.00.00-4	Other Activities	1,863.32
80.0.0.00.00-4	EXPENSES	(6,575,340.33)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(5,413,183.20)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(872,071.40)
80.2.1.00.00-5	Insurance Companies	(434,367.34)
80.2.1.10.00-2	INSURANCE CLAIMS	(223,802.86)
80.2.1.20.00-9	SELLING AND OTHER INSURANCE EXPENSES	(54,197.42)
80.2.1.30.00-6	FINANCIAL EXPENSES	(28,064.08)
80.2.1.40.00-3	OTHER ADMINISTRATIVE EXPENSES	(70,951.16)
80.2.1.90.00-8	OTHER	(57,351.82)
80.2.2.00.00-8	Private Retirement Companies	(345,379.40)
80.2.2.10.00-5	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES AND REDEMPTION	(185,031.66)
80.2.2.20.00-2	SELLING, OTHER INSURANCE AND PRIVATE RETIREMENT PLANS
	EXPENSES	(1,736.34)
80.2.2.30.00-9	FINANCIAL EXPENSES	(145,348.65)
80.2.2.40.00-6	OTHER ADMINISTRATIVE EXPENSES	(11,765.04)
80.2.2.90.00-1	OTHER	(1,497.71)
80.2.3.00.00-1	Annuity Products Companies	(71,402.19)
80.2.3.10.00-8	ANNUITY PRODUCTS PREMIUMS REDEMPTION EXPENSES	(1,797.80)
80.2.3.20.00-5	SELLING AND OTHER BROKERAGE EXPENSES	(2,128.63)
80.2.3.30.00-2	FINANCIAL EXPENSES	(63,266.78)
80.2.3.40.00-9	OTHER ADMINISTRATIVE EXPENSES	(2,825.16)
80.2.3.90.00-4	OTHER	(1,383.82)
80.2.4.00.00-4	Credit Card Companies	(3,341.42)
80.2.4.30.00-5	ADMINISTRATIVE EXPENSES	(3,341.42)
80.2.9.00.00-9	Other Activities	(17,581.05)
80.2.9.10.00-6	COST OF GOODS SOLD OR SERVICES RENDERED	(10,383.24)
80.2.9.20.00-3	SELLING EXPENSES	(903.30)
80.2.9.30.00-0	FINANCIAL EXPENSES	(3,672.53)
80.2.9.40.00-7	OTHER ADMINISTRATIVE EXPENSES	(2,221.98)
80.2.9.90.00-2	OTHERS	(400.00)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(13,113.40)
80.4.0.00.00-0	NON-OPERATING EXPENSES FROM NON-FINANCIAL ACTIVITIES	(2,489.17)
80.4.1.00.00-3	Insurance Companies	(440.44)
80.4.2.00.00-6	Private Retirement Companies	(165.24)
80.4.3.00.00-9	Annuity Products Companies	(1,883.49)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(274,483.16)
80.9.4.00.00-7	Income Tax and Social Contribution	(178,276.34)
80.9.4.10.00-4	INCOME TAX	(121,534.30)
80.9.4.10.10-7	Financial Activities	(93,359.47)
80.9.4.10.20-0	Non-Financial Activities	(28,174.83)
80.9.4.30.00-8	SOCIAL CONTRIBUTION	(56,742.04)
80.9.4.30.10-1	Financial Activities	(48,388.63)
80.9.4.30.20-4	Non-Financial Activities	(8,353.41)
80.9.7.00.00-6	Profit Sharing	(96,206.82)
80.9.7.10.00-3	PROFIT SHARING	(96,206.82)
80.9.7.10.10-6	Administrators	(1,268.10)
80.9.7.10.20-9	Employees	(94,938.72)
90.0.0.00.00-7	OFF-BALANCE ITEMS	571,080,487.07
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	653,845,498.21

7014 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated quarterly information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 9.

The quarterly information statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The quarterly information of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs are recognized in earnings when the policy is issued and the changes in technical provision of unearned premium and to the deferred acquisition costs are recognized over the related contract period;

  the commission related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.
(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:
-	Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-	Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.
  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.
(d) Technical provision

The technical provisions are established in accordance to Resolution CNSP no. 89/02. In accordance with Resolution no. 61/01, a actuarial valuation is performed on an annual basis and reported to the Superintendency of Private Insurances (SUSEP) with the actuarial report.

The provision for unearned premiums is established at the amount of that portion of the insurance premiums retained, corresponding to the unexpired risk period, in accordance with the regulation of the Superintendency of Private Insurances.

The provision for insufficient premiums is established, when applicable, based on Technical Actuarial Note (NTA) reported to the Superintendency of Private Insurances.

The mathematical provisions related to the life free benefits generation program (VGBL and PGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions. The provision for benefits to be granted represents the participants whose benefits have not yet begun.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

The provision for payment of unsettled claims is established based on the estimated probable payments net of recoveries determined in accordance with claims reported up to the financial statement date and adjusted for price-level restatement in the legal standards.

The provision for claims incurred but not yet reported (IBNR) is established based on an actuarial determination of experienced losses and the methodology described in the Actuarial Note reported and approved by the Superintendency of Private Insurances.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. In the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

		Unibanco
Marketable Securities	Unibanco	Consolidated
Trading assets	3,976,514	9,962,016
Available for sale	2,233,708	3,429,228
Held to maturity	3,963,939	4,752,129
Subtotal	10,174,161	18,143,373
Derivative financial instruments (see Note 20 (g))	545,382	425,884
Total	10,719,543	18,569,257
Current	6,054,700	12,843,566
Long-term	4,664,843	5,725,691

(b) Trading assets

	Unibanco		Unibanco Consolidated
	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	3,910,352	3,908,937	4,046,452	4,045,024
Financial treasury bills	78,357	77,968	213,859	213,576
Treasury bills	3,763,364	3,761,672	3,763,843	3,762,151
Treasury notes	68,631	69,297	68,631	69,297
Other	-	-	119	-

Corporate debt securities	4,204	4,198	56,007	66,448
Debentures	4,204	4,198	37,897	48,485
Other	-	-	18,110	17,963

Mutual funds (1)	62,170	62,170	5,296,974	5,296,974

Other	1,209	1,209	558,409	553,570

Total	3,977,935	3,976,514	9,957,842	9,962,016
____________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco			Unibanco Consolidated
	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	41,861	(15,200)	26,661	603,294	(14,921)	588,373
Treasury bills	-	-	-	18,699	(7)	18,692
Financial treasury bills	-	-	-	533,811	438	534,249
Treasury Bonds	4,941	(865)	4,076	4,941	(865)	4,076
Other	36,920	(14,335)	22,585	45,843	(14,487)	31,356

Brazilian sovereign bonds	-	-	-	43,537	-	43,537

Corporate debt securities	1,808,692	(134,725)	1,673,967	2,039,153	(152,663)	1,886,490
Debentures	1,775,919	(129,573)	1,646,346	1,969,978	(142,899)	1,827,079
Eurobonds	16,575	-	16,575	23,142	-	23,142
Other	16,198	(5,152)	11,046	46,033	(9,764)	36,269

Bank debt securities	485,375	(2,507)	482,868	210,776	(2,546)	208,230
Debentures	-	-	-	3,886	-	3,886
Eurobonds	357,146	-	357,146	55,423	(41)	55,382
Mortgage notes	126,426	(2,506)	123,920	126,426	(2,506)	123,920
Time deposits	1,009	(1)	1,008	22,949	1	22,950
Other	794	-	794	2,092	-	2,092

Marketable equity securities	38,694	(10)	38,684	128,917	(14,667)	114,250

Mutual funds (1)	11,528	-	11,528	588,348	-	588,348

Total	2,386,150	(152,442)	2,233,708	3,614,025	(184,797)	3,429,228
____________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Unibanco		Unibanco Consolidated
	Amortized	Fair value	Amortized	Fair value
Maturity	cost		cost
Less than 3 months	294,700	191,820	336,059	233,057
Between 3 months and 1 year	759,534	699,732	926,067	865,802
Between 1 and 3 years	791,138	804,602	916,665	929,803
Between 3 and 5 years	246,185	242,209	348,273	339,105
Between 5 and 15 years	201,995	222,226	323,411	332,047
More than 15 years	36,392	22,113	41,095	26,816
No stated maturity (1)	56,206	51,006	722,455	702,598
Total	2,386,150	2,233,708	3,614,025	3,429,228
____________________
(1)	Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

		Unibanco
	Unibanco	Consolidated
Issuer/Type of investment		Amortized cost

Federal government	689,373	1,477,563
Financial treasury bills	-	160,058
Central Bank notes	347,128	401,520
Treasury notes	341,866	911,322
Other	379	4,663

Brazilian sovereign bonds	2,950,461	2,950,461

Corporate debt securities	212,153	212,153
Eurobonds	212,153	212,153

Bank debt securities	111,952	111,952
Eurobonds	111,952	111,952

Total	3,963,939	4,752,129

The fair value of these securities was R$4,060,202 in Unibanco and R$4,878,951 in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$96,263 in Unibanco and R$126,822 in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

		Unibanco
	Unibanco	Consolidated
Maturity		Amortized cost

Less than 3 months	148,159	152,824
Between 3 months and 1 year	554,411	601,171
Between 1 and 3 years	1,107,088	1,285,434
Between 3 and 5 years	406,465	406,464
Between 5 and 15 years	1,747,608	1,747,609
More than 15 years	208	558,627
Total	3,963,939	4,752,129

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Unibanco
	Unibanco	Consolidated
By type
Discounted loans and notes	12,787,418	12,979,426
Financing	7,570,512	10,469,024
Agricultural	1,022,555	1,022,555
Real estate loans	1,172,329	1,172,329
Credit card	-	3,974,109
Total lending operations	22,552,814	29,617,443

Leasing operations	-	670,712
Advances on exchange contracts (1)	1,393,695	1,393,695
Total leasing operations and advances on exchange contracts	1,393,695	2,064,407

Guarantees honored	35	35
Other receivables (2)	517,920	1,494,182
Total other credits	517,955	1,494,217

Total risk	24,464,464	33,176,067

By maturity
Past-due for more than 15 days (Note 5 (d))	620,145	1,497,918
Falling due:
Less than 3 months (3)	9,265,045	13,837,388
Between 3 months and 1 year	6,611,716	8,692,001
Between 1 and 3 years	5,441,773	6,538,668
More than 3 years	2,525,785	2,610,092

Total risk	24,464,464	33,176,067
____________________
(1) Recorded in "Other liabilities" and "Other credits".
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated
		% of		% of
	Value	distribution	Value	distribution
Manufacturing	9,704,398	39.8	10,105,583	30.4
Retailers	3,091,600	12.6	3,376,963	10.2
Financial service	660,314	2.7	449,324	1.4
Residential construction loans	250,974	1.0	250,974	0.7
Other services	4,613,534	18.8	5,960,080	18.0
Agriculture, livestock, forestry and fishing	833,762	3.4	833,762	2.5
Individual	5,309,882	21.7	12,199,381	36.8
Total	24,464,464	100.0	33,176,067	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated
Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,894,443	11.8	2,796,773	8.4
50 following clients	4,773,591	19.5	4,699,571	14.2
100 following clients	3,632,688	14.9	3,661,615	11.0
Other clients	13,163,742	53.8	22,018,108	66.4
Total	24,464,464	100.0	33,176,067	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

		Unibanco
	% minimum allowance required	Current credits	Past-due credits
Risk level			Falling due installments	Overdue installments(1)	Total credits	Distribution %	Total allowance	% effective allowance

AA	-	11,502,014	-	-	11,502,014	47.0	10,944	-
A	0.5	7,403,704	-	-	7,403,704	30.2	39,163	0.5
B	1.0	2,430,745	153,572	24,708	2,609,025	10.7	30,780	1.2
C	3.0	853,578	196,451	55,921	1,105,950	4.5	75,313	6.8
D	10.0	411,029	295,686	164,084	870,799	3.6	241,359	27.7
E	30.0	60,407	84,617	39,803	184,827	0.8	80,203	43.4
F	50.0	13,976	49,099	35,274	98,349	0.4	59,880	60.9
G	70.0	143,605	32,083	20,118	195,806	0.8	176,377	90.1
H	100.0	35,754	177,999	280,237	493,990	2.0	493,990	100.0
Total		22,854,812	989,507	620,145	24,464,464	100.0	1,208,009
% of total risk							4.9%

		Unibanco Consolidated
	% minimum allowance required	Current credits	Past-due credits
Risk level			Falling due installments	Overdue installments(1)	Total credits	Distribution %	Total allowance	% effective allowance

	-	13,223,378	-	-	13,223,378	39.9	11,366	0.1
A	0.5	12,439,119	-	-	12,439,119	37.5	80,382	0.6
B	1.0	2,582,024	230,489	225,535	3,038,048	9.2	35,352	1.2
C	3.0	1,285,509	284,416	224,044	1,793,969	5.4	100,950	5.6
D	10.0	488,322	346,303	299,239	1,133,864	3.4	280,366	24.7
E	30.0	160,053	108,643	132,278	400,974	1.2	163,175	40.7
F	50.0	22,945	66,551	113,845	203,341	0.6	113,433	55.8
G	70.0	148,461	42,679	86,199	277,339	0.8	233,846	84.3
H	100.0	59,363	189,894	416,778	666,035	2.0	666,035	100.0
Total		30,409,174	1,268,975	1,497,918	33,176,067	100.0	1,684,905
% of total risk							5.1%
____________________
(1)	Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on judgment and experience of management, higher percentages are used within each level in order assess the risk of certain clients, operations or portfolios more accurately.

(e)The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$752,279 in Unibanco and R$857,942 in Unibanco Consolidated. These transactions relate to active portfolio and credits written off , and were recognized with the intention maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of renegotiated debt. For such lower risk reclassification, the minimum collection percentage established 25%.

(f) Changes in the allowance for credit losses during the quarter:

		Unibanco
	Unibanco	Consolidated
Balance at the beginning of the quarter	1,146,195	1,669,467
Provision for credit losses	132,998	310,017
Loan charge-offs	(71,184)	(294,579)
Balance at the end of the quarter	1,208,009	1,684,905

Loan recoveries (1)	11,608	45,819
____________________
(1)	Loan recoveries were recorded as revenue from Lending operations and Leasing operations.

6. Foreign Exchange Portfolio

		Unibanco
Balance sheet	Unibanco	Consolidated
Assets - Other credits
Unsettled exchange purchases	2,907,144	2,907,144
Rights on foreign exchange sold	1,839,688	1,839,688
(-) Received advances	(303,883)	(303,883)
Income receivable from advances on exchange contracts	13,731	13,731
Other	3,835	3,835
Total	4,460,515	4,460,515

Liabilities - Other liabilities
Unsettled exchange sales	1,822,189	1,822,189
Obligations for foreign exchange purchased	2,955,858	2,955,858
(-) Advances on exchange contracts	(1,393,695)	(1,393,695)
Other	872	872
Total	3,385,224	3,385,224

Off-balance sheet
Import credits outstanding	134,800	156,883
Confirmed export credits	30,875	31,392

Statement of income

Income from foreign exchange transactions	715,875	753,802
Expenses from foreign exchange transactions	(710,702)	(747,361)
Net gain on foreign exchange transactions	5,173	6,441

7. Other Credits - Sundry

		Unibanco
	Unibanco	Consolidated
Escrow deposits for civil and labor suits (a)	1,179,072	2,227,163
Insurance premium	-	747,761
Receivables from credit card operations	-	608,545
Prepaid taxes	214,179	553,565
Notes and credits receivable	544,469	544,997
Unibancos retirement plan (Note 14 (a))	134,785	134,785
Receivables from purchase of assets	15,613	75,299
Government retirement benefit advances	50,974	50,974
Salary advances and other	38,560	50,647
Accounts receivable from subsidiaries	5,221	-
Other	520,211	888,289
Total	2,703,084	5,882,025
Current	782,139	2,518,128
Long-term	1,920,945	3,363,897
____________________
(a)	Substantially held by fiscal, labor and civil litigations (Note 12).

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	US$ thousand	R$ thousand
Current assets	1,907,143	5,084,824
Long-term assets	1,644,338	4,384,135
Permanent assets	56	150
Total assets	3,551,537	9,469,109

Current liabilities	1,580,255	4,213,276
Long-term liabilities	1,718,476	4,581,801
Deferred income	366	975
Branch equity	252,440	673,057
Total liabilities	3,551,537	9,469,109
Net income for the quarter	20,688	55,158

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as Equity in the results of subsidiary companies in the statement of income. The foreign branches and subsidiary companies exchange gain in the amount of R$4,967 in Unibanco and R$2,032 in Unibanco Consolidated, were recognized as Other operating income. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands)

			Percentage holding (%)		Adjusted stockholders equity			Equity in results adjustments
	direct and indirect			Unibanco Consolidated		Investments value	Adjusted net income (loss)
	Common	Preferred	Unibanco
Investments of Unibanco
Subsidiary companies
Unipart Participações Internacionais Ltd.	990	-	100.000	100.000	929,950	929,950	8,038	8,038
Unicard Banco Múltiplo S.A. (1)	106,053,960	91,811,816	100.000	100.000	873,040	873,040	12,400	12,506
Unibanco AIG Seguros S.A.	345,014	188,793	49.707	49.707	1,263,937	628,267	55,441	27,558
Banco Fininvest S.A.	4	1	99.920	99.940	626,455	625,951	47,949	47,794
Unibanco Companhia de Capitalização	4,194	-	99.992	99.992	422,743	422,707	14,200	14,199
BancoÚ nico S.A. (2)	2,769,089	2,769,390	99.980	99.980	222,140	212,145	4,638	4,474
Unibanco Leasing S.A. Arrendamento Mercantil	265	-	99.999	99.999	141,509	141,508	6,297	6,297
Banco Dibens S.A.	4,518,078	-	51.001	51.001	223,711	114,095	3,365	1,716
Unibanco Empreendimentos e Participações Ltda.	201,910	-	48.003	100.000	214,952	102,740	(15,617)	(7,941)
Interbanco S.A.	19,000	-	99.996	99.999	79,709	79,705	9,070	9,110
Unibanco Negócios Imobiliários Ltda.	49,568	-	99.999	100.000	55,682	55,681	447	447
BWU Comércio e Entretenimento Ltda.	67,562	-	59.792	59.792	61,811	36,958	(4,376)	(2,063)
Unibanco Asset Management Banco de Investimento S.A.	1,468	1,468	99.999	99.999	24,605	24,605	2,029	2,029
Unibanco Empreendimentos Ltda.	150,489	-	16.126	100.000	124,271	20,040	780	126
Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A. (6)	4,955	4,955	100.000	100.000	105,639	105,639	4,214	4,214
Unibanco Serviços de Investimento Ltda.	100	-	99.999	100.000	6,746	6,746	6,646	6,646
Hipercard Banco Múltiplo S.A. (3)	-	-	-	-	-	-	-	(8,328)
Others	-	-	-	-	-	275,230	-	(17,873)
Jointly controlled companies (i)
Banco Investcred Unibanco S.A. (PontoCred)	95	-	49.997	49.997	193,713	96,850	17,627	8,808
Serasa S.A.	366	349	19.045	19.174	176,627	33,639	19,772	3,785
Tecnologia Bancária S.A.	762,278	-	19.051	21.432	133,258	25,387	(504)	(108)
Redecard S.A.	200	400	31.943	31.943	55,500	17,728	38,976	12,450
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	33,946	8,487	1,156	289
Companhia Hipotecária Unibanco Rodobens	6,055	-	50.000	50.000	8,786	4,393	408	204
Others	-	-	-	-	-	22,268	-	2,977
Total						4,863,759		137,354

Investment of Unibanco Consolidated
Associated companies
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	90,282	45,140	2,395	(939)
Others	-	-	-	-	-	11,930	-	(239)
Total						57,070		(1,178)

			Percentage
	Number of shares or quotas		holding (%)	Adjusted stockholders equity
	(in thousands)		Unibanco Consolidated		Adjusted net income (loss)
Main direct, indirect and jointly controlled subsidiary companies invested by:	Common	Preferred
Unipart Participaes Internacionais Ltd. (i)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	345,799	5,747
Unibanco Unio de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	177,938	651
Unibanco Securities Ltd.	17,770	-	100.000	1,205	15
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	34,786	10,633
Hipercard Administradora de Cartes de Crdito Ltda. (5)	7	-	100.000	192,259	12,239
Unibanco AIG Seguros S.A. (i)
Unibanco AIG Vida e Previdncia S.A. (4)	39,573	-	99.981	204,584	15,704
Unibanco AIG Sade Seguradora S.A.	20,000	-	99.999	48,591	3,019
Unibanco AIG Warranty S.A.	560	-	70.000	23,430	2,331
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crdito, Financiamento e Investimento	83	83	49.998	62,965	7,600
Unicard Banco Mltiplo S.A. (1)
Hipercard Banco Mltiplo S.A. (3)	45,745	5,940	99.999	59,141	10,170
____________________
(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)	The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill.

(2)	Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro S.p.A. ("BNL"). Through the Extraordinary Shareholders Meeting held on October 22, 2004, was approved the change in the company name from Banco BNL do Brasil S.A. to Banco nico S.A.

(3)	During the third quarter of 2004, Unibanco acquired 11,263 thousand common shares and all the preferred shares of Banco1.net S.A. for approximately R$38,378, increasing its ownership to 99.999% of the total equity. The company name was changed from Banco1.net S.A. to Hipercard Banco Mltiplo S.A. On February 28, 2005, the Extraordinary Shareholders' Meeting, the capital of Unicard Banco Mltiplo S.A. was increased through subscription with investment into Hipercard Banco Mltiplo S.A.

(4)	Through the Extraordinary Shareholders' Meeting held on June 11, 2004, the change in the company name was approved from Phenix Seguradora S.A to Unibanco AIG Vida e Previdncia S.A. and the Extraordinary Shareholders' Meeting held on July 30, 2004 approved the merger was Phenix Participaes Ltda. and Unibanco AIG Previdncia S.A., respectively, into Unibanco AIG Vida e Previdncia S.A.

(5)	On March 1st, 2004, Unibanco acquired from the Dutch Group Ahold, through its subsidiaries the total capital of Hipercard Administradora de Cartes de Crdito Ltda., after the conclusion of the due diligence process occurred during the third quarter of 2004, for the amount of R$630 million resulting in a goodwill of R$415 million to be amortized in accordance with the expected period of benefit up to ten years.

(6)	On January 31, 2005, the Extraordinary Shareholders' Meeting approved the merger of Unibanco Corretora de Valores Mobilirios into Unibanco Investshop Corretora de Valores Mobilirios e Cmbio S.A.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses".

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be
	amortized	Amortization
Fininvest	314,963	7,786
Hipercard	378,065	10,616
Other	182,038	7,545
Total	875,066	25,947

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 12.79% per annum, and are payable up to April 25, 2006.

(b) The euronotes in the amount of R$1,343,013 in Unibanco and R$1,293,933 in Unibanco Consolidated mature up to April 15, 2014 and are subject to an average interest rate of 2,78% per annum in Unibanco and in Unibanco Consolidated.

In February, 2005, Unibanco launched a Real-denominated note, in the amount equivalent to US$125 million, with 5 year-term and half-yearly interest payments. The security offers coupon in Reals, pegged to the IGPM Inflation Index plus a fixed rate of 8.9% p.a..

(c) The other issues totaled R$43,782 in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 6.28% per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 5.32% per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to various legal actions, principally tax litigation, civil litigation and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsels. Provisions recorded and respective changes for the quarter were as follows:

(a) Balance sheet

		Unibanco
	Unibanco	Consolidated
Tax litigation	549,517	1,185,596
Labor litigation	534,149	798,313
Civil litigation	318,416	506,074
Total	1,402,082	2,489,983

Recorded in Other Liabilities
- Taxes and Social Security	549,517	1,185,596
- Others	852,565	1,304,387
	1,402,082	2,489,983

(b) Changes in and the related fiscal labor and civil litigation provision:

		Unibanco
	Unibanco	Consolidated
Balance at the beginning of the quarter	1,393,093	2,386,139
Provision charged	114,708	238,641
Payments	(105,719)	(134,797)
Balance at the end of the quarter	1,402,082	2,489,983

(c) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsels opinion.

(d) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount is recorded as provision, based on the average of payments made.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibancos acquisition of certain of Banco Nacionals assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits, for any amounts incurred under such lawsuits. Additionally, in the cases, in which attachments have been made to assets which have since been transferred to Unibanco, the Bank has filed third-party motions against these attachments.

(e) Civil litigation

Unibanco and its subsidiaries were party to other actions and claims including certain claims together with other Brazilian financial institutions relating, mainly, to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates for periods less than one year in their operations; (iii) losses related to lease contracts involving foreign exchange variations; and (iv) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim.

(f) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Brazilian Central Bank, seeking to terminate the Brazilian Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depsitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depsitos assumed full responsibility for such lawsuits. Accordingly, no provision was recorded related to this claim.

The former controllers of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in this case

13. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

		Private	Annuity
	Insurance	Retirement	Products	Total
Current:	1,154,492	2,747,588	446,978	4,349,058
Provision for unearned premiums	509,478	1	-	509,479
Loss Provision IBNR (The provision for
claims incurred but not yet reported)	199,222	9,734	-	208,956
Mathematical provision benefits to be
granted	142,968	2,701,670	-	2,844,638
Mathematical provision for benefits
granted	2,776	1	-	2,777
Unsettled claims	297,533	752	-	298,285
Provision for draws and redemptions	-	-	446,615	446,615
Other provisions	2,515	35,430	363	38,308

Long-term liabilities:	934	1,976,603	-	1,977,537
Mathematical provision benefits to be
granted	-	1,455,571	-	1,455,571
Mathematical provision for benefits
granted	746	343,793	-	344,539
Other provisions	188	177,239	-	177,427
Total of technical provisions	1,155,426	4,724,191	446,978	6,326,595

(b) Subordinated debt

			Remuneration per		Unibanco
	Issue	Maturity	annum	Unibanco	Consolidated
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	554,209	552,619
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	544,358	536,902
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%	81,327	81,327
Line of credit (4)	December 2004	December 2009	4.74%	404,667	404,667
Subordinated time
deposits (5)	December 2002	December 2012	102% of CDI (6)	383,201	383,201
Total				1,967,762	1,958,716
____________________
(1)	The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt can not be redeemed prior to contractual maturity. The interest rate from the fifth year will be 2.45% per annum.
(4)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5)	Subordinated time deposits can be redeemed from December 2007. (6) The Brazilian interbank interest rate.
(6)	The Brazilian interbank interest rate.

(c) Sundry

		Unibanco
	Unibanco	Consolidated
Sale of rights of receipt of future flow of payment orders abroad (1)	2,527,042	2,527,042
Payable to merchants - credit card	-	2,186,699
Provision for labor and civil litigation	852,565	1,304,387
Provisions for payroll and administrative expenses	340,050	412,137
Payable related to insurance companies	-	360,920
Restructuring provision (2)	126,183	126,183
Payable for official agreement	2,779	2,779
Debt assumption contracts	11,577	367
Amounts payable to associated company	4,432	-
Other	175,193	225,916
Total	4,039,821	7,146,430
Short-term	843,858	3,456,958
Long-term	3,195,963	3,689,472
____________________
(1)
Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$817,000 thousand and of ¥$25,000,000 thousand, bearing three-months Libor plus rates between 0.50% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.

(2)	Provision recorded to face the restructuring charges related to the retail transactions not linked to the permanent assets.

14. Employee Benefits

(a) Free benefits generation program

Up to June 30, 2004, Unibancos employees could opt for a Free Benefits Generation Program (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions and is managed by Unibanco AIG Previdncia S.A. and Unibanco Asset Management Banco de Investimento S.A. responsible for the financial management of the FIFE funds.

Additionally, Unibanco and a portion of its employees contributed to a defined contribution pension plan administered by Trevo Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantially through a defined contribution plan.

As from July 1st, 2004, the employee's "Free Benefits Generation Program " was redesigned in order to offer to the employees of Unibanco more coverage and flexible benefits. The new program is a closed private entity through Trevo IBSS and is called Intelligent Future and introduces many improvements, such as the opportunity to contribute with higher percentages, which vary between ages, than under the previous plan; the possibility to retire as from 50 years old; as well four different choices to take advantage of the benefits in the case the employee opts for early retirement.

During the quarter ended March 31, 2005, the company sponsor contributions totaled R$4,125 (March 31, 2004 - R$443) in Unibanco and R$4,725 (March 31, 2004 - R$2,129) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Companys executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibancos executives can be granted stock or Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to March 31, 2005, the options were developed as follows:

Issuance		Vesting period until	Exercise period until	Exercise price restated as of 03/31/2005				Not exercised

N°	Date				Granted	Exercised	Cancelled
1[a]	01.21.2002	01.21.2005	01.20.2006	9.31	2,062,687	580,299	548,187	934,201
		01.21.2006	01.20.2007	9.31	2,062,728	-	630,001	1,432,727
		01.21.2007	01.20.2008	9.31	2,062,585	-	629,978	1,432,607
2[a]	04.15.2002	04.15.2005	04.14.2006	10.91	11,334	-	-	11,334
		04.15.2006	04.14.2007	10.91	11,333	-	-	11,333
		04.15.2007	04.14.2008	10.91	11,333	-	-	11,333
3[a]	08.01.2002	08.01.2005	07.31.2006	8.40	33,334	-	-	33,334
		08.01.2006	07.31.2007	8.40	33,333	-	-	33,333
		08.01.2007	07.31.2008	8.40	33,333	-	-	33,333
4[a]	08.12.2002	08.12.2005	08.11.2006	7.048	60,000	-	-	60,000
		08.12.2006	08.11.2007	7.048	60,000	-	-	60,000
		08.12.2007	08.11.2008	7.048	60,000	-	-	60,000
5[a]	11.01.2002	11.01.2005	10.31.2006	6.904	33,334	-	-	33,334
		11.01.2006	10.31.2007	6.904	33,333	-	-	33,333
		11.01.2007	10.31.2008	6.904	33,333	-	-	33,333
6[a]	11.11.2002	11.11.2005	11.10.2006	6.904	33,334	-	33,334	-
		11.11.2006	11.10.2007	6.904	33,333	-	33,333	-
		11.11.2007	11.10.2008	6.904	33,333	-	33,333	-
7[a]	11.20.2002	11.20.2005	11.19.2006	6.904	50,000	-	-	50,000
		11.20.2006	11.19.2007	6.904	50,000	-	-	50,000
		11.20.2007	11.19.2008	6.904	50,000	-	-	50,000
8[a]	01.06.2003	01.06.2006	01.05.2007	6.662	26,667	-	26,667	-
		01.06.2007	01.05.2008	6.662	26,667	-	26,667	-
		01.06.2008	01.05.2009	6.662	26,666	-	26,666	-
9[a]	02.10.2003	02.10.2006	02.09.2007	7.784	20,000	-	-	20,000
		02.10.2007	02.09.2008	7.784	20,000	-	-	20,000
		02.10.2008	02.09.2009	7.784	20,000	-	-	20,000
10[a]	03.10.2003	03.10.2006	03.09.2007	8.17	27,667	-	7,667	20,000
		03.10.2007	03.09.2008	8.17	27,667	-	7,667	20,000
		03.10.2008	03.09.2009	8.17	27,666	-	7,666	20,000
11[a]	04.08.2003	04.08.2006	04.07.2007	8.852	264,003	-	100,669	163,334
		04.08.2007	04.07.2008	8.852	263,999	-	100,666	163,333
		04.08.2008	04.07.2009	8.852	263,998	-	100,665	163,333
12[a]	04.14.2003	04.14.2006	04.13.2007	8.944	6,667	-	6,667	-
		04.14.2007	04.13.2008	8.944	6,667	-	6,667	-
		04.14.2008	04.13.2009	8.944	6,666	-	6,666	-
13[a]	05.07.2003	05.07.2006	05.06.2007	8.41	186,667	-	-	186,667
		05.07.2007	05.06.2008	8.41	186,667	-	-	186,667
		05.07.2008	05.06.2009	8.41	186,666	-	-	186,666
14[a]	06.04.2003	06.04.2006	06.03.2007	10.206	100,000	-	-	100,000
		06.04.2007	06.03.2008	10.206	100,000	-	-	100,000
		06.04.2008	06.03.2009	10.206	100,000	-	-	100,000
15[a]	06.16.2003	06.16.2006	06.15.2007	10.30	20,000	-	-	20,000
		06.16.2007	06.15.2008	10.30	20,000	-	-	20,000
		06.16.2008	06.15.2009	10.30	20,000	-	-	20,000
16[a]	09.02.2003	09.02.2006	09.01.2007	9.834	1,037,721	-	207,012	830,709
		09.02.2007	09.01.2008	9.834	1,037,658	-	206,996	830,662
		09.02.2008	09.01.2009	9.834	1,037,621	-	206,992	830,629
17[a]	11.10.2003	11.10.2006	11.09.2007	9.834	60,000	-	60,000	-
		11.10.2007	11.09.2008	9.834	60,000	-	60,000	-
		11.10.2008	11.09.2009	9.834	60,000	-	60,000	-
18[a]	12.17.2003	12.17.2006	12.16.2007	11.50	20,000	-	-	20,000
		12.17.2007	12.16.2008	11.50	20,000	-	-	20,000
		12.17.2008	12.16.2009	11.50	20,000	-	-	20,000
19[a]	01.05.2004	01.05.2007	01.04.2008	9.834	40,000	-	-	40,000
		01.05.2008	01.04.2009	9.834	40,000	-	-	40,000
		01.05.2009	01.04.2010	9.834	40,000	-	-	40,000
20[a]	02.01.2004	02.01.2007	01.31.2008	13.762	60,000	-	-	60,000
		02.01.2008	01.31.2009	13.762	60,000	-	-	60,000
		02.01.2009	01.31.2010	13.762	60,000	-	-	60,000
21[a]	04.05.2004	04.05.2007	04.04.2008	14.032	2,040	-	-	2,040
		04.05.2008	04.04.2009	14.032	2,040	-	-	2,040
		04.05.2009	04.04.2010	14.032	2,040	-	-	2,040
22[a]	04.12.2004	04.12.2007	04.11.2008	13.908	133,334	-		133,334
		04.12.2008	04.11.2009	13.908	133,333	-		133,333
		04.12.2009	04.11.2010	13.908	133,333	-		133,333
23[a]	04.13.2004	04.13.2007	04.12.2008	14.024	33,334	-	-	33,334
		04.13.2008	04.12.2009	14.024	33,333	-	-	33,333
		04.13.2009	04.12.2010	14.024	33,333	-	-	33,333
24[a]	07.19.2004	07.19.2007	07.18.2008	12.581	156,668	-	-	156,668
		07.19.2008	07.18.2009	12.581	156,666	-	-	156,666
		07.19.2009	07.18.2010	12.581	156,666	-	-	156,666
25[a]	08.04.2004	08.04.2009	08.03.2010	11.88	300,000	-		300,000
26[a]	09.20.2004	09.20.2007	09.19.2008	13.47	3,334	-	-	3,334
		09.20.2008	09.19.2009	13.47	3,333	-	-	3,333
		09.20.2009	09.19.2010	13.47	3,333	-	-	3,333
27[a]	02.01.2005	02.01.2008	01.31.2009	15.84	1,406,687	-	-	1,406,687
		02.01.2009	01.31.2010	15.84	1,406,667	-	-	1,406,667
		02.01.2010	01.31.2011	15.84	1,406,646	-	-	1,406,646
	Total (average price)			11.62	17,966,120	580,299	3,134,166	14,251,655

15. Stockholders Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total
Common	755,658,168	-	755,658,168
Preferred	641,090,216	12,109,948	653,200,164
Total	1,396,748,384	12,109,948	1,408,858,332

As of March 31, 2005, the market value of common shares were R$13.38 and R$7.59 for preferred shares.

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Receipts (GDRs) is represented by 5 Units, and is traded in the international market.

On August 30, 2004, Unibanco and Unibanco Holdings finalized the reverse stock split of their common and preferred shares, including the Units, in the ratio of 100 shares to 1 share. The shares have been negotiated as per share basis. In the same date, the Global Depositary Receipts (GDRs) traded abroad have been each represented 5 Units, instead of 500 Units, without change in the number of GDRs issued or in the value of their pricing.

The reverse stock split aims to provide more efficiency in controlling and in the relationship with shareholders, and operational cost reduction, as well as being one more step in the quest for increasing share liquidity.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Banks annual net income, adjusted for transfers to the legal reserve.

On March 30, 2005, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$84,392, qualified as complementary to the interest on capital declared related to the profit ascertained in the 2004 fiscal year, in the amount of R$27,676, plus the interest related to the first quarter of 2005, in the amount of R$56,716, being R$0.0578 (R$0.0491 net of applicable tax) per common share and R$0.0635 (R$0.0540 net of applicable tax) per preferred share outstanding in that time. The interest on capital was calculated in accordance of article 9 of Law no. 9249/95, with tax benefit of R$28,693. The payment of the interest on capital will be made from April 29, 2005.

The Units had interest on capital of R$0.1138 (R$0.0967 net of applicable tax) being R$0.0503 (R$0.0427 net of applicable tax) from Unibanco Holdings and R$0.0635 (R$0.0540 net of applicable tax) from Unibanco. The GDR had interest on capital of R$0.5689 (R$0.4836 net of applicable tax).

During the first quarter of 2005, R$95,054 of interest on own capital was accrued, with tax benefit of R$32,318. The amount will be computed for purposes of the minimum mandatory dividend of year, net of applicable tax.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stock

During the first quarter of 2005 as per the buy back program Shares Performance, approval by the Extraordinary Shareholders Meeting on October 31, 2001, the following changes in treasury stock occurred:

Quantity of shares on December 31, 2004	12,744,112
Acquisition of own stocks	279,388
Sale of own stocks	(580,299)
Treasury stocks exchange	(333,253)
Quantity of shares on March 31, 2005	12,109,948

As mentioned in Private Conversion Program approved by CVM (Comission Exchange Securities) between February 1, to March 16, 2005, were converted 333,253 preferred shares issued by Unibanco and 333,253 preferred shares issued by Holdings at an average cost of R$4.1530 per share. The minimum and maximum price of share was R$15.48 and R$20.77, respectively. On March 31, 2005, the fair value of units is R$18.50.

(e) Statutory reserves

The balance is summarized as follows:

i) Foreign exchange risk reserve calculated based on the 2% of the net income for the year after the legal deductions and dividends up to a limit of 20% of capital stock	93,856

ii) Operating margin reserve calculated based on the 90% of the net income for the year after the legal deductions and dividends up to a limit of 80% of capital stock	2,590,314

Total	2,684,170

(f) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. Up to March 31, 2005, 624.8 thousand preferred shares were converted into Units.

16. Other Operating Income and Expenses

(a) Other operating income

		Unibanco
	Unibanco	Consolidated
Insurance, annuity products and retirement plans premiums	-	995,023
Financial results from insurance, pension plans and annuity products	-	243,073
Interest on restricted escrow deposits	27,596	55,120
Dividends/retained earnings received from other investments,
principally consortium	6,026	30,915
Exchange rate variation on others credits	5,210	5,210
Foreign branches and subsidiary companies exchange gains	4,967	2,032
Monetary correction of prepaid taxes	-	1,120
Monetary correction of income receivable	31	31
Other	98,598	22,684
Total	142,428	1,355,208

(b) Other operating expenses

		Unibanco
	Unibanco	Consolidated
Changes in technical provision for insurance, annuity products
and retirement plans	-	384,848
Insurance claims	-	223,803
Private retirement plans benefits expenses	-	185,032
Interest and monetary correction on technical provision for
insurance, pension plans and annuity products	-	153,343
Credit card selling expenses	-	65,892
Provision for employees and civil litigations	13,609	59,478
Insurance and private retirement plans selling and other expenses	-	58,062
Expense related to checks and billing, net	34,860	45,191
Insurance expenses	-	42,422
Amortization of goodwill on subsidiaries acquired	11,490	25,947
Monetary correction of other liabilities	2,645	11,182
Other	6,527	77,353
Total	69,131	1,332,553

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in Other credits sundry and provisions not currently deductible are recorded in Other credits sundry or in Other liabilities taxes and social security, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

	Unibanco
	December			March 31,
	31, 2004	Constitution	Realization	2005
Allowance for credit losses	294,272	46,625	30,182	310,715
Other provisions not currently deductible	790,096	120,927	154,291	756,732
Tax loss and negative basis of social
contribution carry-forwards	237,580	-	26,342	211,238
Social contribution carry-forwards
(Provisional Measure 2158-35)	280,992	-	5,023	275,969
Subtotal	1,602,940	167,552	215,838	1,554,654
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	43,843	-	2,973	40,870
Net deferred tax assets	1,646,783	167,552	218,811	1,595,524
Total assets	1,646,783			1,595,524

	Unibanco Consolidated
				Balance of acquired companies
	December 31, 2004				March 31,
		Constitution	Realization		2005
Allowance for credit losses	438,485	108,720	92,513	384	455,076
Other provisions not currently deductible	1,191,988	207,245	194,617	10,835	1,215,451
Tax loss and negative basis of social
contribution carry-forwards	677,100	11,819	48,754	-	640,165
Social contribution carry-forwards
(Provisional Measure 2158-35)	485,076	-	8,542	-	476,534
Subtotal	2,792,649	327,784	344,426	11,219	2,787,226
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	42,491	1,545	3,368	-	40,668
Deferred tax obligations	(28,626)	(772)	(84)	-	(29,314)
Net deferred tax assets	2,806,514	328,557	347,710	11,219	2,798,580
Total assets	2,835,140				2,827,894
Total liabilities	28,626				29,314

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

The expected realization of deferred taxes:

	Unibanco			Unibanco Consolidated
	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2158-35)	Other	Total	Measure 2158-35)	Other	Total
2005	6,788	153,352	160,140	15,850	369,192	385,042
2006	358	436,670	437,028	6,929	747,008	753,937
2007	855	504,891	505,746	12,960	631,581	644,541
2008	4,102	42,359	46,461	21,827	150,025	171,852
2009	6,292	38,152	44,444	27,298	140,337	167,635
2010	20,139	73,549	93,688	44,672	128,675	173,347
2011 to 2013	107,115	29,712	136,827	187,279	85,658	272,937
2014 to 2017	130,320	-	130,320	159,719	58,216	217,935
Total	275,969	1,278,685	1,554,654	476,534	2,310,692	2,787,226

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,280,102 in Unibanco and R$2,195,388 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

		Unibanco
	Unibanco	Consolidated
Income before income tax and social contribution, net of profit sharing	511,242	603,700
Income tax and social contribution expenses at a rate of 25% and 9%	(173,822)	(205,258)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and
exchange rate variation on subsidiaries abroad	42,598	290
Interest on capital paid , net	46,401	56,465
Permanent differences (net)	(25,130)	(17,389)
Income tax and social contribution for the quarter	(109,953)	(165,892)

18. Adjusted Net Income

		Unibanco
	Unibanco	Consolidated
Net income	401,289	401,289
Adjustments to net income	(69,451)	124,645
Depreciation and amortization	54,683	94,342
Amortization of goodwill on acquisition of subsidiary companies	11,490	25,947
Exchange gain on foreign investments	(4,967)	(2,032)
Provision for losses on investments	(31)	(2,214)
Equity in results of subsidiary and associated companies	(137,354)	1,178
Reversal of provision of foreclosed assets	6,728	7,424
Adjusted net income	331,838	525,934

19. Commitments and Guarantees

		Unibanco
	Unibanco	Consolidated
Co-obligation and risks for guarantees provided	4,703,036	4,623,051
Assets under management (mainly mutual investment funds)	29,311,877	34,205,546
Lease commitments	73,205	73,253

20. Related-Party Transactions (Unibanco)

Assets
Cash and due from banks	112
Interbank investments	5,731,888
Marketable securities and derivative financial instruments	483,255
Interbank accounts	448
Lending operations	255,692
Other credits
. Income receivable
Dividends and interest on capital	58,135
. Sundry	6,961

Liabilities
Deposits	2,191,113
Securities sold under repurchase agreements	140,446
Resources from securities issued
. Securities abroad	60,945
Interbank accounts	5,216
Borrowings	228,371
Derivative financial instruments	75,957
Other liabilities
Social and statutory	198,084
Negotiation and intermediation of securities	-
Subordinated debt	9,046
Sundry	132,693

Revenues
Lending operations	2,304
Marketable securities	231,987
Derivative financial instruments	1,416
Services rendered	54,141
Other operating income	-

Expenses
Deposits and securities sold	75,991
Borrowings and onlendings	2,244
Other administrative expenses	6,189
Other operating expenses	497

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

21. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in market risks, foreign exchange rates and interest rate (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities in order to aggregate value in its results.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (BM&F). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency forward and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on a global basis to hedge Unibancos net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of the high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designed to hedge may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institutional-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals are to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrowers rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. Stricter standards for originating and managing this loan portfolio are imposed, including restrictions on increases in credit limits and restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for the treasury Unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury Unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in So Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets and liabilities financial cash flow which results in the financial capacity of the institution by taking additional funds and to honor its positions.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision markers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed in order to assure the compliance of the established limits. Those limits and policies are periodically reviewed and the strategies are defined in order to assure a conservative monitor of the liquidity risk.

Operating risk

Operating risk is related to the estimate of an institutions unexpected losses, due to its systems, practices and/or control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products and due to changes in the business environment changes or other adverse market conditions.

To meet the legal requirements the best practices of the international market and the internal regulations of the Brazilian financial market, Unibanco created an independent internal structure of risk management. This area has as one of its main goals to incentive the generation and the perpetuation of an internal culture focus in the integrated risk management. The management of the operating risk is an essential tool to the decision making process and to obtain competitive advantage giving an evaluation of the relationship between risk and reward. Another factor to highlight is the additional value to the brand due to the support given to the business areas, helping them to maintain their activities and to ensure the optimization of sources and allocated capital to the benefit of shareholders and clients, showing the commitment of the financial institution with the best practices of corporate governance.

As one of work tools used, mention is made of the Internal Control System that is available in the corporate portal which is accessible by all group areas. This process includes periodic evaluations, where the area managers identify their main activities and inherent risks, the existence of control issues and analyse the effectiveness of current controls.

The collected data provide support to monitor and evaluate the performance of the business Units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to qualify and quantify our level of operating risk exposure. As a result, all manager of the Unibanco conglomerate participate in the process, fostering an appropriated culture and enabling the proper calculations for an appropriate allocation of capital.

The increasing diversity of banking operations and the volume of transactions on line/real time involving computers and telecommunications network increases the importance to our systems of information technology and potential impact of system failures.

Unibanco has devoted substantial resources to ensure the reliability and stability of its computers and related systems. Our main computer facility is located in So Paulo and we maintain a full backup system in total operating conditions. This backup system will operate automatically in case of system failures. To ensure the effective and prompt of this backup process, we perform tests and systematic operations where we evaluate all the process and identify eventual issues to be corrected.

(d) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Unibanco		Unibanco Consolidated

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	7,705,021	7,703,827	2,185,659	2,184,842
Marketable securities	10,174,161	10,270,424	18,143,373	18,270,195
Lending operations	21,373,326	21,334,471	27,985,998	27,940,106
Derivatives, net	224,078	224,078	122,320	122,320

Liabilities
Interbank deposits	1,328,456	1,325,586	193,316	193,436
Time deposits	25,945,406	25,948,246	25,559,667	25,562,507
Mortgage notes	223,598	222,458	251,044	249,904
Resources from securities issued abroad	1,386,795	1,370,198	1,337,715	1,322,384
Subordinated debt	1,967,762	2,007,754	1,958,716	1,998,533
Other liabilities (Note 13 (c))	2,527,042	2,170,276	2,527,042	2,170,276
Treasury stocks	50,297	111,412	50,297	111,412

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at March 31, 2005 in the So Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco		Unibanco Consolidated
	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	4,158,983	4,158,983	4,851,965	4,851,965
Currencies	9,493	9,493	9,493	9,493
Interbank interest rate	3,595,344	3,595,344	4,374,068	4,374,068
Exchange coupon	554,146	554,146	468,404	468,404

Forward contracts	497,296	497,895	497,236	498,589
Currencies	884,760	872,557	918,088	905,885
Fixed interest rate	(387,464)	(374,662)	(420,852)	(407,296)

Swap contracts	264,499	280,208	159,081	177,758
Currencies	(3,835,851)	(3,779,569)	(3,488,852)	(3,431,553)
Interbank interest rate	705,334	692,179	1,522,895	1,509,117
Fixed interest rate	1,664,487	1,626,371	394,507	359,016
Other	1,730,529	1,741,227	1,730,531	1,741,178

Swap contracts with daily reset	1,535	1,535	41,341	41,341
Currencies	1,535	1,535	41,341	41,341

Third curve swap contracts	31,703	32,455	31,703	32,455
Currencies	(405,463)	(404,752)	(405,463)	(404,752)
Interbank interest rate	357,475	357,935	357,475	357,935
Fixed interest rate	79,691	79,272	79,691	79,272

Option contracts
Purchased option	4,229	1,416	4,229	1,416
Purchase	3,920	740	3,920	740
Currencies	3,920	740	3,920	740
Sale	309	676	309	676
Currencies	309	676	309	676
Sale option	109,138	95,494	109,138	95,494
Purchase	70,005	67,323	70,005	67,323
Currencies	70,005	67,323	70,005	67,323
Sale	39,133	28,171	39,133	28,171

Currencies	39,133	28,171	39,133	28,171
____________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts recorded in memorandum accounts, amounted to R$263,000 in respect to purchase commitments and R$1,632,765 in respect to sale commitments.

On March 31, 2005, there were future transactions of R$10,221,038 in Unibanco and R$10,969,782 in Unibanco Consolidated and swap contracts in the amount of R$1,434,752 in Unibanco and R$2,024,981 in Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges with exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net gain of applicable taxes and minority interest, during the quarter, in the amount of R$35,577 in Unibanco and R$37,466 in Unibanco Consolidated, which were recorded in Unrealized gains or losses marketable securities and derivatives. The hedges as of March 31, 2005, were undertaken in accordance with the standards established by the Brazilian Central Bank.

During the quarter ended March 31, 2005, certain swap contracts previously classified as hedge to face exposures of the US dollar of securities held to maturity in accordance with the Circular 3129 of the Brazilian Central Bank, in the amount of R$69,095 were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the securities hedged items and the derivative financial instruments designed to hedge being outwith the percentages of limits allowed by the Brazilian Central Bank. The market-to-market adjustment on the derivative financial instruments was recorded as a charge to income, during the quarter, in the amount of R$5,330.

During the quarter ended March 31, 2005, certain swap contracts previously classified as cash flow hedge with exposure to the IGPM (Market General Price Index) of debentures, in accordance with the Circular 3129 of the Brazilian Central Bank, in the amount of R$224,056, were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the value of debentures items and the derivative financial instruments designed to hedge being outwith the percentagens of limits allowed by the Brazilian Central Bank. The adjustment on debentures due to the low effectiveness achieved of the hedge was recorded as a charge to income, during the quarter, in the amount of R$8,049.

The transactions shown above do not represent Unibancos total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value adjusted in accordance with the index variation occurred (carrying amount), and are not adjusted to their fair value.

(f) Fair value distributed by trade location

	Unibanco			Unibanco Consolidated
Exposure at fair value	BM&F	CETIP/ Over the counter(1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	4,158,983	-	4,158,983	4,851,965	-	4,851,965
Forward contracts	-	497,895	497,895	1,516	497,073	498,589
Swap contracts	(104,284)	384,492	280,208	(104,278)	282,036	177,758
Swap contracts with daily
reset	1,535	-	1,535	41,341	-	41,341
Third curve swap contracts	-	32,455	32,455	-	32,455	32,455
Option contracts
Purchased option	1,416	-	1,416	1,416	-	1,416
Sale option	33,748	61,746	95,494	33,748	61,746	95,494
____________________
(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$158,086 in Unibanco and R$186,961 in Unibanco Consolidated and are represented by federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

		Unibanco
	Unibanco	Consolidated
Assets
Less than 3 months	132,772	111,189
Between 3 months and 1 year	300,286	214,909
Between 1 and 3 years	93,090	80,552
More than 3 years	19,234	19,234
Total	545,382	425,884

Liabilities
Less than 3 months	65,846	77,270
Between 3 months and 1 year	193,033	179,311
Between 1 and 3 years	61,541	46,325
More than 3 years	884	658
Total	321,304	303,564

		Unibanco
	Unibanco	Consolidated
Assets
Forward contracts	14,436	34,954
Swap contracts	495,329	355,313
Third curve swap contracts	34,201	34,201
Option contracts premiums paid	1,416	1,416
Total	545,382	425,884

Liabilities
Forward contracts	8,943	28,769
Swap contracts	215,121	177,555
Third curve swap contracts	1,746	1,746
Option contracts premiums received	95,494	95,494
Total	321,304	303,564

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts whose balance represents the amounts recorded in asset and liability accounts, are as follows:

	Unibanco
		Between 3 months and 1 year	Between 1 and 3 years
	Less than 3 months			More than 3 years
Exposure at fair value					Total
Future contracts	(8,841,666)	14,539,092	(1,590,980)	52,537	4,158,983
Forward contracts	(112,325)	(14,450)	115,502	509,168	497,895
Swap contracts	54,439	173,737	33,024	19,008	280,208
Swap contracts with daily reset	-	1,535	-	-	1,535
Third curve swap contracts	8,695	23,760	-	-	32,455
Option contracts
Purchased option	1,416	-	-	-	1,416
Sale option	3,497	91,997	-	-	95,494

	Unibanco Consolidated
		Between 3 months and 1 year	Between 1 and 3 years
	Less than 3 months			More than 3 years
Exposure at fair value					Total
Future contracts	(8,607,830)	14,977,903	(1,570,645)	52,537	4,851,965
Forward contracts	(111,631)	(14,450)	115,502	509,168	498,589
Swap contracts	20,740	102,082	35,702	19,234	177,758
Swap contracts with daily reset	-	41,341	-	-	41,341
Third curve swap contracts	8,695	23,760	-	-	32,455
Option contracts
Purchased option	1,416	-	-	-	1,416
Sale option	3,497	91,997	-	-	95,494

22. Other Information

(a) Assets leased to third parties, in the amount of R$1,028,117, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$533,567 and the residual value received in advance from these lessees amounts to R$386,658, classified as a reduction of leasing operations. Assets leased from third parties are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At March 31, 2005, the insurance coverage on properties and other assets in use totaled R$529,852 in Unibanco and R$1,167,498 in Unibanco Consolidated.

* * *

7015 - INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

						% Capital Investment in Controlled
				Type of	Number of Shares
Item	Name	CNPJ	Principal Activity	Company	or quotas	Company
			Insurance	Financial
01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Company	Instituituion	1,073,903,954	49.707

	Unipart Participações			Non-Financial
02	Internacionais Ltd.	521,028	Holding	Instituituion	990,270	100.000

03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Financial Instituituion	197,865,776,034	100.000

04	Unibanco Companhia de Capitalização	61,054,128/0001-22	Annuity Products	Non-Financial Instituituion	4,194,484	99.992

05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Financial Instituituion	4,969	99.920

06	Banco Dibens S.A.	61,199,881/0001-06	Bank	Financial Instituituion	8,858,807,865	51.001
	.
07	Unibanco Leasing S.A Arrendamento Mercantil	44,071,785/0001-69	Leasing	Financial Instituituion	264,922	99.999

08	Interbanco S.A.	670,849	Bank	Financial Instituituion	19,000,000	99.996

	Unibanco Asset Management		Asset	Financial Instituituion
09	Banco de Investimento S.A.	59,608,174/0001-84	Management		2,936,810	99.999

	Unibanco Negcios	34,098,442/0001-03	Credit Card	Non-Financial Instituituion	49,568,000	99.999
10	Mobilirios Ltda.

	Unibanco Servios de			Non-Financial Instituituion
11	Investimento Ltda.	01,538,145/0001-03	Service Render		100,000	99.999

	Unibanco Empreendimentos			Non-Financial Instituituion
12	e Participações Ltda.	60,938,552/0001-77	Service Render		201,910,495	48.003

	Unibanco Empreendimentos			Non-Financial Instituituion
13	Ltda.	35,765,817/0001-35	Service Render		150,488,716	16.126

				Financial Instituituion
14	Banco Único S.A.	00,086,413/0001-30	Bank		5,539,562,950	99.980

	BWU Representação e			Non-Financial Instituituion
15	Participações Ltda.	00,018,517/0001-08	Service Render		112,993,502	59.792

	Estrel Estudos,
	Representação e			Non-Financial Instituituion
16	Administração Ltda.	33,191,602/0001-22	Service Render		37,335,267	90.666

	Unibanco Investshop
	Corretora de Valores			Financial Instituituion
17	Mobiliários e Câmbio S.A.	66,649,955/0001-82	Brokerage		9,909,084	100.000

7016 - MARKETABLE SECURITIES

								More
		No stated	Up to 3	3 months				than
Code	Description	maturity	months	to 1 year	1-3 years	3-5 years	5-15 years	15 years	Fair Value	Book Value

00.0.0.01.01.00	National
	Treasury
	Securities	-	3,989,327.48	311,306.78	774,158.07	381,995.13	1,749,195.88	22,320.98	7,299,004.69	7,228,304.32
00.0.0.01.02.00	Brazilian
	Central Bank
	Securities	-	56,534.47	102,102.55	188,490.79	-	-	-	370,538.41	347,127.81
00.0.0.01.05.00	Bank Deposit
	Certificate	-	1,008.49	-	-	-	-	-	1,008.49	1,008.49
00.0.0.01.07.00	Mortgage
	Notes	-	4,203.94	52,030.18	67,685.70	-	-	-	123,919.83	123,919.82
00.0.0.01.08.00	Debentures	-	183,406.69	373,292.38	644,130.51	230,826.31	218,888.48	-	1,650,544.37	1,650,544.37
00.0.0.01.09.00	Listed
	Companies
	Equity
	Securities	15,801.76	-	-	-	-	-	-	15,801.76	15,801.76
00.0.0.01.10.00	Non-listed
	Companies
	Equity
	Securities	24,091.10	-	-	-	-	-	-	24,091.10	24,091.10
00.0.0.01.11.00	Other	74,492.47	151,406.11	715,695.45	330,316.56	54,244.24	2,591.60	-	1,330,898.52	1,328,746.43
00.0.0.01.00.00	TOTAL	114,385.33	4,385,887.18	1,554,427.34	2,004,781.63	667,065.68	1,970,675.96	22,320.98	10,815,807.17	10,719,544.10

7017 - MARKETABLE SECURITIES

		No stated	Up to 3	3 months				More
Code	Description	maturity	months	to 1 year	1-3 years	3-5 years	5-15 years	than 15 years

00.0.0.01.01.00	Own Portfolio	114,385.33	2,381,428.29	1,030,794.81	1,340,494.64	372,504.13	976,063.79	22,320.98
00.0.0.01.02.00	Subject to
	Repurchase
	Commitments	-	432,966.28	66,144.94	123,901.11	276,169.38	993,770.34	-
00.0.0.01.03.00	Derivative
	Financial
	Instruments	-	132,772.52	300,285.15	93,090.09	18,392.27	841.83	-
00.0.0.01.04.00	Pledged with
	Brazilian
	Central Bank	-	1,405,796.26	93,493.10	76,919.83	-	-	-
00.0.0.01.06.00	Pledged under
	Guarantees
	Rendered	-	32,266.42	63,709.34	370,375.86	-	-	-
00.0.0.01.07.00	Unrestricted
	Notes	-	657.41	-	-	-	-	-
00.0.0.01.00.00	Total	114,385.33	4,385,887.18	1,554,427.34	2,004,781.53	667,065.78	1,970,675.96	22,320.98

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits
			% on the		% on the	Allowance for		% on the
Code	Description	Amount	total	Amount	total	loan losses	Amount	total

00.0.0.01.01.00	10 largest
	borrowers/clients	1,734,458.20	66.74	2,894,442.98	11.83	5,197.77	5,679,112.73	15.98
00.0.0.01.02.00	Next 50 largest
	borrowers/clients	864,271.91	33.26	4,773,590.91	19.51	199,088.23	5,290,485.52	14.89
00.0.0.01.03.00	Next 100 largest
	borrowers/clients	-	-	3,632,688.43	14.85	160,776.69	3,724,310.04	10.48
00.0.0.01.04.00	Other	-	-	13,163,741.82	53.81	842,946.31	20,841,636.09	58.65
00.0.0.01.00.00	Total	2,598,730.11	100.00	24,464,464.14	100.00	1,208,009.00	35,535,544.38	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

			Falling due porfolio
Code	Description	Credits in arrears over 15days	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years

00.1.2.00.00.00	Public Sector	-	156,934.95	240,495.41	90,567.27	83,199.04	118,373.72
00.1.2.02.00.00	Corporate Activities	-	156,934.95	240,495.41	90,567.27	83,199.04	118,373.72
00.1.2.02.01.00	Manufacturing	-	156,934.95	240,495.41	90,567.27	83,199.04	118,373.72
00.1.4.00.00.00	Private Sector	620,145.56	9,108,110.04	6,371,220.47	5,351,205.53	1,429,655.21	894,556.94
00.1.4.01.00.00	Agricultural	422.74	322,985.26	484,234.15	111,700.68	46,327.04	56,884.85
00.1.4.02.00.00	Manufacturing	161,698.39	3,475,208.48	2,046,311.09	2,580,584.96	748,600.39	253,398.03
00.1.4.03.00.00	Trade	33,028.52	2,345,366.85	515,221.06	169,843.63	26,618.74	1,520.84
00.1.4.04.00.00	Financial Services	408.46	400,993.56	150,731.38	103,177.75	5,002.71	-
00.1.4.05.00.00	Other Services	187,696.55	832,692.78	1,672,093.05	1,317,300.36	388,611.18	215,140.62
00.1.4.06.00.00	Individuals	227,397.09	1,692,294.88	1,398,436.10	827,772.03	27,466.06	383.55
00.1.4.07.00.00	Residential
	Construction loans	9,493.81	38,568.23	104,193.64	240,826.12	187,029.09	367,229.05
00.1.0.00.00.00	Total	620,145.56	9,265,044.99	6,611,715.88	5,441,772.80	1,512,854.25	1,012,930.66

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

		Contracted	Amortized	Loan Charge-	Loan	Renegotiated
Code	Description	Credits	Credits	Offs	Recoveries	Credits

00.1.4.00.00.00	Private Sector	15,258,145.88	14,072,320.12	71,184.00	11,608.26	93,560.77
00.1.4.01.00.00	Agricultural	204,242.60	261,929.21	-	-	-
00.1.4.02.00.00	Manufacturing	5,280,046.74	4,934,096.64	8,562.34	8,730.88	3,972.97
00.1.4.03.00.00	Trade	3,412,615.99	3,170,402.58	548.10	-	3,672.19
00.1.4.04.00.00	Financial Services	329,658.50	200,683.62	298.06	-	46.44
00.1.4.05.00.00	Other Services	3,528,718.56	3,405,325.99	15,805.19	1,034.75	57,695.50
00.1.4.06.00.00	Individuals	2,239,079.06	1,936,716.62	35,481.01	1,842.63	27,849.54
00.1.4.07.00.00	Residential Construction
	Loans	263,784.43	163,165.46	10,489.30	-	324.13
00.1.5.00.00.00	Foreign Clients	-	104.79	-	-	-
00.1.0.00.00.00	Total	15,258,145.88	14,072,424.91	71,184.00	11,608.26	93,560.77

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits
		Private Sector		Private Sector
		Private	Individuals	Private	Individuals
Code	Description	companies		companies
00.0.1.01.00.00	Local	2,730,132.74	152,167.58	19,215,847.10	6,271,834.35
00.0.1.01.01.00	The North	27,432.31	1,006.59	80,138.98	54,952.41
00.0.1.01.02.00	The Northeast	142,386.26	5,808.50	649,131.52	429,340.19
00.0.1.01.03.00	The Southeast	2,226,389.47	130,552.33	17,439,916.72	5,082,759.95
00.0.1.01.04.00	The Middle-west	59,709.47	4,051.27	190,027.74	146,402.29
00.0.1.01.05.00	The South	274,215.23	10,748.89	856,632.14	558,379.51
00.0.1.02.00.00	Abroad	94,449.15	-	457,724.98	-
00.0.1.00.00.00	Total	2,824,581.89	152,167.58	19,673,572.08	6,271,834.35

		Savings Deposits
		Private Sector
		Private	Individuals	Lending Operation
Code	Description	Companies		Portfolio

00.0.1.01.00.00	Local	96,940.04	5,187,488.79	22,785,658.79
00.0.1.01.01.00	The North	1,427.14	54,762.92	123,103.03
00.0.1.01.02.00	The Northeast	5,312.53	387,481.96	1,148,270.30
00.0.1.01.03.00	The Southeast	77,314.29	4,126,418.54	18,394,115.75
00.0.1.01.04.00	The Middle-west	1,596.25	125,496.23	593,487.49
00.0.1.01.05.00	The South	11,289.83	493,329.14	2,526,682.22
00.0.1.02.00.00	Abroad	-	-	1,678,805.35
00.0.1.00.00.00	Total	96,940.04	5,187,488.79	24,464,464.14

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

		Amounts by Risk Level
Code	Description	AA	A	B	C	D

00.0.0.01.01.00	Hot-money	10,224.80	4,177.04	2,957.90	864.20	5,595.89
00.0.0.01.02.00	Loans	2,976,027.14	2,786,827.34	1,069,075.17	535,400.57	540,210.95
00.0.0.01.03.00	Discounted Loans,
	Notes and Bills	375,154.13	150,351.42	26,448.20	8,373.24	3,954.86
00.0.0.01.04.00	Overdraft Loans	145,290.09	404,854.45	286,195.55	70,352.47	2,633.49
00.0.0.01.05.00	Individual Loans	256,890.48	448,552.61	89,627.33	28,279.48	9,839.79
00.0.0.01.06.00	Individual Financing	143,718.12	871,552.57	81,223.43	65,114.91	25,868.96
00.0.0.01.07.00	Advances on Exchange
	Contracts (before export)	422,098.79	320,162.04	170,593.24	29,275.52	13,716.43
00.0.0.01.08.00	Advances on Exchange
	Contracts (after export)	343,618.33	58,820.29	45,238.73	706.09	395.03
00.0.0.01.09.00	Vendor	213,909.30	37,537.72	9,276.98	29.83	21.56
00.0.0.01.10.00	Purchase Financing	554,690.95	297,810.52	149,832.02	19,725.28	6,194.19
00.0.0.01.11.00	Agricultural	461,379.03	344,063.29	109,352.12	61,981.95	2,676.80
00.0.0.01.12.00	Real Estate Loans	1,036,248.33	1,239.54	59,619.53	42,540.57	9,136.19
00.0.0.01.15.00	Other Financing	4,231,233.11	1,668,765.97	482,613.28	213,750.19	149,743.18
00.0.0.01.19.00	Other Loans	331,531.69	8,988.79	26,972.38	29,555.79	100,810.92
00.0.0.01.00.00	Total	11,502,014.29	7,403,703.59	2,609,025.86	1,105,950.09	870,798.24

		Amounts by Risk Level					Total
Code	Description	E	F	G	H	Total	Guaranteed

00.0.0.01.01.00	Hot-money	-	-	-	109.79	23,929.62	-
00.0.0.01.02.00	Loans	113,448.83	69,895.25	141,160.61	389,967.23	8,622,013.09	702,436.80
00.0.0.01.03.00	Discounted Loans,
	Notes and Bills	3,935.29	1,512.29	725.32	11,292.65	581,747.40	209,358.65
00.0.0.01.04.00	Overdraft Loans	495.43	115.76	-	340.23	910,277.47	-
00.0.0.01.05.00	Individual Loans	6,211.86	5,338.06	3,786.81	23,734.11	872,260.53	-
00.0.0.01.06.00	Individual
	Financing	16,829.81	8,657.16	7,141.91	25,851.74	1,245,958.61	1,230,262.58
00.0.0.01.07.00	Advances on
	Exchange Contracts	14.66	-	-	479.87	956,340.55	59,490.95
	(before export)
00.0.0.01.08.00	Advances on
	Exchange Contracts
	(after export)	231.44	0.29	0.15	2,074.92	451,085.27	28,060.60
00.0.0.01.09.00	Vendor	-	2,818.19	-	141.27	263,734.85	-
00.0.0.01.10.00	Purchase Financing	-	2,816.09	-	188.08	1,031,257.13	-
00.0.0.01.11.00	Agricultural	2,025.21	-	39,945.25	1,131.06	1,022,554.71	867,024.53
00.0.0.01.12.00	Real Estate Loans	7,407.31	2,611.90	2,038.62	21,858.02	1,182,700.01	1,171,840.29
00.0.0.01.15.00	Other Financing	34,035.76	4,258.68	819.57	11,160.43	6,796,380.17	4,018,925.69
00.0.0.01.19.00	Other Loans	190.94	325.46	187.31	5,661.45	504,224.73	15,613.63
00.0.0.01.00.00	Total	184,826.54	98,349.13	195,805.55	493,990.85	24,464,464.14	8,303,013.72

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

			Interbank Deposit Interest	Floating Reference Rate/Basic

Code	Description	Fixed Rate	Rate	Financial Rate	Dollar	Other

00.0.0.01.01.00	Lending Operations	8,836,238.47	4,050,039.46	1,151,822.27	4,723,475.18	3,791,238.15
00.0.0.01.03.00	Other	372,693.16	123,276.70	2,266.20	1,407,431.21	5,983.34
00.0.0.01.00.00	Total	9,208,931.63	4,173,316.16	1,154,088.47	6,130,906.39	3,797,221.49

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies
		Related	Non-Related	Related	Non-Related
Code	Description	Parties	Parties	Parties	Parties

00.0.0.01.01.00	Assignment of loan without co-obligation	-	-	38,033.42	37.30
00.0.0.01.02.00	Assignment of loan without co-obligation	-	-	-	6,239.00
00.0.0.01.00.00	Total	-	-	38,033.42	6,276.30

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B

		Quantity		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	948.98	911,805.93	2,465.71	2,143,663.22	300.75	287,230.16
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	16.54	227,945.93	34.35	471,701.45	5.50	77,377.74
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	13.45	440,530.08	12.76	377,716.02	3.41	108,240.15
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	6.80	469,560.10	3.58	248,055.50	1.47	105,634.75
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	4.94	942,599.18	2.99	619,334.55	1.47	301,254.97
00.0.0.01.06.00	Over to R$ 500,000.00	2.03	8,509,573.07	1.18	3,543,232.85	0.56	1,729,288.09
00.0.0.01.00.00	Total	992.74	11,502,014.29	2,520.57	7,403,703.59	313.16	2,609,025.86

		C		D		E

		Quantity		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	195.47	233,554.43	71.60	105,680.22	38.27	60,701.42
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	4.31	59,101.71	2.09	28,558.66	1.18	16,285.95
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	1.72	50,530.38	0.84	24,882.26	0.48	13,796.12
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.45	31,127.72	0.22	14,859.20	0.09	6,839.52
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.49	97,090.90	0.15	29,772.37	0.06	11,752.76
00.0.0.01.06.00	Over to R$ 500,000.00	0.18	634,544.95	0.07	667,045.53	0.01	75,450.77
00.0.0.01.00.00	Total	202.62	1,105,950.09	74.97	870,798.24	40.09	184,826.54

		F		G		H

		Quantity		Quantity		Quantity
Code	Description	(by thousand)	Amount	(by thousand)	Amount	(by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	31.91	47,702.58	22.03	34,118.05	148.77	197,013.44
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	0.91	12,306.94	0.67	9,296.71	3.22	44,420.99
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.40	11,466.24	0.26	7,395.62	1.34	39,027.93
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.07	4,622.80	0.06	4,021.95	0.34	23,006.72
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.04	8,954.36	0.02	3,411.45	0.13	24,812.80
00.0.0.01.06.00	Over to R$ 500,000.00	0.01	13,296.21	0.01	137,561.77	0.04	165,708.97
00.0.0.01.00.00	Total	33.34	98,349.13	23.05	195,805.55	153.84	493,990.85

7026 - FIXED ASSETS

					Reference
Code	Description	Prior Quarter	Additions	Reductions	Quarter

00.0.1.01.00.00	Furniture and Equipment	937.40	54.45	-	991.85
00.0.1.02.00.00	Property and Equipment in process	1,226.16	1,032.41	-	2,258.57
00.0.1.03.00.00	Land and Buildings in Use	102,791.00	404.05	1,712.34	101,482.71
00.0.1.03.01.00	Land and Buildings	102,791.00	404.05	1,712.34	101,482.71
00.0.1.04.00.00	Furniture and Equipment	64,532.67	2,482.54	3,639.26	63,375.95
00.0.1.05.00.00	Other	179,122.98	12,739.20	14,706.60	177,155.58
00.0.1.00.00.00	Total	348,610.21	16,712.65	20,058.20	345,264.66

7027 - FUNDING BY MATURITY

		Maturity
Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years

00.0.1.01.00.00	Deposits	8,261,682.02	6,200,050.43	7,597,075.98	8,086,018.54	5,338,308.70	52,408.71
00.0.1.01.01.00	Demand Deposits	2,974,766.70	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	5,795,459.15	6,763,186.11	8,040,930.82	5,338,308.70	7,521.65
00.0.1.01.03.00	Savings Deposits	5,284,428.83	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	404,591.28	833,889.87	45,087.72	-	44,887.06
00.0.1.01.05.00	Foreign Deposits	1,982.77	-	-	-	-	-
00.0.1.01.06.00	Other	503.72	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under Repurchase Agreements	-	5,041,271.56	640,306.85	-	-	-
00.0.1.03.00.00	Local Borrowings	-	78.21	229.77	306.36	306.36	135.05
00.0.1.04.00.00	Foreign Borrowings	-	908,659.86	1,121,223.55	591,974.87	37,115.43	23,684.93
00.0.1.05.00.00	Local Onlendings	-	318,991.08	945,911.43	1,909,661.75	751,311.23	485,095.71
00.0.1.06.00.00	Foreign Onlending	-	16,205.23	26,620.09	105,476.90	65,501.40	27,423.77
00.0.1.08.00.00	Subordinated Debt	-	33,910.19	4,736.94	79,986.00	399,930.00	1,449,198.59
00.0.1.00.00.00	Total	8,261,682.02	12,519,166.56	10,336,104.61	10,773,424.42	6,592,473.12	2,037,946.76

7028 - OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group			Unibanco Financial Economic Group

				Excess /			Excess /			Excess /
Code	Description	Required	Situation	Deficiency	Required	Situation	Deficiency	Required	Situation	Deficiency

00.0.0.01.0.0	Required
	Stockholders
	Equity Compatible
	with the Degree of
	Risk of Assets
	(Brazil index)	-	-	-	6,860,193.74	10,198,266.11	3,338,072.37	7,277,084.76	10,714,290.46	3,437,205.70

00.0.0.01.01.00	Credit Risk	-	-	-	6,083,461.93	-	-	6,500,498.52	-	-
00.0.0.01.02.0	Exchange Rate
	Market Risk	-	-	-	720,134.59	-	-	720,134.59	-	-
00.0.0.01.03.00	Interest Rate Market
	Risk	-	-	-	56,597.22	-	-	56,451.65	-	-

00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	5,078,514.97	4,419,867.42	658,647.55	5,336,519.82	2,814,699.36	2,521,820.46
00.0.0.03.00.00	Minimum Regulatory
	Stockholders' Equity
	Required	789,840.00	9,720,926.92	8,931,086.92	-	-	-	-	-	-
00.0.0.04.00.00	Minimum Regulatory
	Capital Required	789,840.00	5,000,000.00	4,210,160.00	-	-	-	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

					Net Income (Loss)
Item	Branch Code	Branch Name	Assets	Liabilities	for the Period
					(+/-)

1	53855	Patriarca	54,825,270.12	47,102,529.04	(390,985.16)
2	800260	Cayman	7,392,295.61	6,905,328.40	23,132.62
3	89027	Business Center Paulista	3,125,883.96	3,105,034.96	20,848.99
4	800855	Nassau	3,015,472.24	2,829,382.26	32,025.14
5	96317	Business Center Rio	1,410,354.32	1,422,571.84	(12,217.52)
6	96074	Business Center Santo Amaro	1,067,655.19	1,030,899.86	36,755.32
7	57338	Carijs	683,665.54	690,194.59	(6,529.05)
8	33315	Sete de Setembro	400,465.44	391,400.44	9,065.00
9	144656	Marechal - Curitiba	275,847.90	276,641.99	(794.09)
10	12660	Campinas Centro	250,348.43	249,880.52	467.91

7030 - CHARGES AND TAXES

Code	Description	Total

00.0.0.01.01.00	Social Security	90,613.51
00.0.0.01.02.00	Private Retirement	3,708.03
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	6,480.59
00.0.0.01.05.00	Compensation for Hired Employees	3,218.23
00.0.0.01.06.00	Labor Insurance Claims Premiums	2,195.07
00.0.0.01.07.00	Other Employees Benefits	47,395.07
00.0.0.01.00.00	TOTAL CHARGES	153,610.50
00.0.0.02.01.00	IOF (Tax on Financial Operations)	55,859.70
00.0.0.02.02.00	Income Taxes	289,791.32
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	338,257.20
00.0.0.02.04.00	PIS/PASEP (Employees Profit Participation Program)	6,509.00
00.0.0.02.05.00	COFINS (Taxes for Social Security Financing)	61,597.00
00.0.0.02.06.00	ISS (Municipal Services Tax)	17,386.03
00.0.0.02.07.00	Other	52,870.23
00.0.0.02.00.00	TOTAL TAXES	822,270.48

7031 - CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter
Code	Description	Quantity (by thousand)	Transaction

00.0.0.01.01.00	Demand Deposits	674,541.00	4,528,974.51
00.0.0.01.06.00	Collections	60,013.00	111,413.20
00.0.0.01.00.00	Total	734,554.00	4,640,387.71

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00.0.1.01.00.00	Clearing Check	26,893,653.00	14,343,796.36
00.0.1.01.01.00	Conventional System	35,485.00	26,122.46
00.0.1.01.02.00	Electronic System	26,858,168.00	14,317,673.90
00.0.1.02.00.00	Electronic Draft	88,107.00	46,620.39
00.0.1.03.00.00	Electronic Transfers	144,706.00	366,202.14
00.0.1.04.00.00	Electronic Collection	17,395,217.00	14,393,716.58
00.0.1.00.00.00	Total	44,521,683.00	29,150,335.47

7033 REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW

To the Management and Stockholders
Unibanco - Unio de Bancos Brasileiros S.A.

1
We have carried out a limited review of the accompanying individual and consolidated balance sheets (IFT) of Unibanco - Unio de Bancos Brasileiros S.A. (Unibanco), for the quarter ended March 31, 2005, and of the related statements of income, of changes in stockholders' equity and of changes in financial position, as well the accounting information in the notes to the financial statements (exhibits 7002 to 7009 and 7014). These financial statements are the responsibility of Unibanco's management.

2
Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires of and discussions with management responsible for the accounting, financial and operating areas of Unibanco with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on Unibanco's financial position and its operations.

3
Based on our limited review, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Central Bank regulations.

4
The Quarterly Information (IFT) also includes accounting information presented in order to provide supplementary information on Unibanco, required by the Brazilian Central Bank, on the combined financial statements referred to as "Financial Conglomerate" and "Economic-Financial Consolidated (CONEF)", comprising the combined balance sheet as of March 31, 2005 of the Financial Conglomerate and Economic-Financial Consolidated (CONEF) and the combined statements of income and of changes in financial position of the Financial Conglomerate for the quarter then ended (exhibits 7010 to 7013). These combined financial statements have been submitted to the same review procedures described in paragraph 2 and, based on our review, we are not aware of any significant adjustments which should be made for these financial statements to be presented in conformity with the standards issued by the Brazilian Central Bank.

5
The limited review of the Quarterly Financial Information (IFT) was carried out with the purpose of issuing a report on the overall financial statements referred to in paragraph 1. Exhibits 7016 to 7032, 7034, 7035, 7038 and 7039, which are part of this IFT, are being presented to provide supplementary information on the Bank, required by the Brazilian Central Bank, and are not required as a part of the financial statements. The accounting information included in these exhibits has been submitted to the same audit procedures described in paragraph 2 and, based on the adoption of these limited review procedures, we are not aware of any significant adjustments which should be made for this accounting information to be presented in conformity with the overall financial information referred to in paragraph 1.

So Paulo, May 11, 2005

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

7034 - PROVISIONS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter
00.0.0.01.00.00	ASSETS	1,176,975.40	132,997.90	71,214.97	1,238,758.33
00.0.0.01.06.00	Lending Operations	1,117,413.33	131,706.92	69,631.91	1,179,488.34
00.0.0.01.08.00	Other Credits	28,781.64	1,290.98	1,551.76	28,520.86
00.0.0.01.09.00	Investments	30,780.43	-	31.30	30,749.13
00.0.0.04.00.00	LIABILITIES	1,393,093.41	186,806.58	177,818.04	1,402,081.95
00.0.0.04.03.00	Labor Contingencies	561,242.16	71,976.42	99,068.99	534,149.59
00.0.0.04.04.00	Other Civil Contingencies	283,433.39	41,632.34	6,649.88	318,415.85
00.0.0.04.05.00	Other Contingencies	548,417.86	73,197.82	72,099.17	549,516.51

7035 - CAPITAL

Code	Description	Number of Shares (thousand)

00.0.1.00.00.00	Shares	1,408,858.33
00.0.1.01.00.00	Capital	1,396,114.22
00.0.1.01.01.00	Common Shares - Local Residents	751,915.48
00.0.1.01.02.00	Common Shares - Foreign Residents	3,742.69
00.0.1.01.03.00	Preferred Shares - Local Residents	172,674.83
00.0.1.01.04.00	Preferred Shares - Foreign Residents	467,781.22
00.0.1.02.00.00	Treasury Shares	12,744.11
00.0.1.02.02.00	Preferred Shares	12,744.11

7036 - CASH DIVIDENDS PAID

		Kind of	Beginning of		Remuneration per
Item	Approval Date	Remuneration	Payment	Share	Share/Quota
1	12.29.2004	2	01.31.2005	1	0,000177300000000
2	12.29.2004	2	01.31.2005	2	0,000195000000000
3	03.30.2005	2	04.29.2005	1	0,000057768700000
4	03.30.2005	2	04.29.2005	2	0,000063545600000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Item	Change Date	Capital	Change Amount	Shares Amount

7038 - COMMITMENTS AND GUARANTEES

		Prior			Reference
Code	Description	Quarter	Additions	Reductions	Quarter

00.0.0.01.00.00	Guarantees Provided	4,227,790.00	1,051,010.82	781,932.60	4,496,868.22
00.0.0.01.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	187,555.17	2,598.20	10,823.76	179,329.61
00.0.0.01.02.00	Individuals and Non-Financial
	Companies	844,210.61	214,612.86	106,524.80	952,298.67
00.0.0.01.03.00	Other	3,196,024.22	833,799.76	664,584.04	3,365,239.94
00.0.0.02.00.00	Co-Obligation for Credit Assignment	2,442.18	38,070.71	19.58	40,493.31
00.0.0.02.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	2,442.18	38,070.71	19.58	40,493.31

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

		Head Office and
Code	Description	Local Branches	Foreign Branches	Total

00.0.0.01.00.00	ASSETS	3,122,778.47	5,442,546.46	8,565,324.93
00.0.0.01.01.00	Cash And Due From Banks	211,799.26	93,104.20	304,903.46
00.0.0.01.02.00	Marketable Securities	-	3,744,479.28	3,744,479.28
00.0.0.01.03.00	Lending Operations	-	1,590,585.53	1,590,585.53
00.0.0.01.04.00	Other Credits	2,910,979.21	14,377.45	2,925,356.66

00.0.0.04.00.00	LIABILITIES	3,544,333.66	5,720,368.13	9,264,701.79
00.0.0.04.01.00	Deposits	1,982.77	548,208.59	550,191.36
00.0.0.04.02.00	Other Funding	2,110,609.13	2,822,676.43	4,933,285.56
00.0.0.04.03.00	Borrowings	1,431,741.76	1,250,916.87	2,682,658.63
00.0.0.04.07.00	Subordinated Debt	-	1,098,566.24	1,098,566.24

		By Currency
					Swiss
Code	Description	Dollar	Euro	Pound	Franc	Yen	Other

00.0.0.01.00.00	ASSETS	7,884,262.41	549,014.66	5,021.26	2,714.62	116,800.50	7,511.48
00.0.0.01.01.00	Cash And Due From Banks	200,620.74	92,065.97	2,810.60	2,714.62	970.23	5,721.30
00.0.0.01.02.00	Marketable Securities	3,724,800.89	19,678.39	-	-	-	-
00.0.0.01.03.00	Lending Operations	1,578,505.73	12,079.80	-	-	-	-
00.0.0.01.04.00	Other Credits	2,380,335.05	425,190.50	2,210.66	-	115,830.27	1,790.18

00.0.0.04.00.00	LIABILITIES	8,476,410.65	742,977.70	1,484.79	20,879.48	1,814.18	21,134.99
00.0.0.04.01.00	Deposits	549,972.44	218.59	-	-	-	0.33
00.0.0.04.02.00	Other Funding	4,704,908.24	221,272.40	1,484.79	504.16	31.86	5,084.11
00.0.0.04.03.00	Borrowings	2,122,963.73	521,486.71	-	20,375.32	1,782.32	16,050.55
00.0.0.04.07.00	Subordinated Debt	1,098,566.24	-	-	-	-	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Net Income and Stockholders Equity

Unibanco

In the first quarter of 2005, Unibanco's net income reached R$401 million. Operating income was R$711 million.

Stockholders equity, in March, 2005, amounted to R$8,363 million. Annualized return on average equity (ROAE) was 21% in the quarter.

In the first quarter of 2005, Unibanco started to pay dividends/interest on capital stock on a quarterly basis. In the first quarter of 2005 interest on capital stock gross amount was R$57 million, which represents gross values of R$0.076 per Unit and R$0.38 per GDS, and net values of R$0.065 per Unit and R$0.32 per GDS.

Assets

Unibancos consolidated total assets reached R$82,109 million on March 31, 2005.

Marketable Securities

Trading securities and Securities Available for Sale

Trading securities are acquired with the purpose of being actively and frequently traded. Unrealized gains and losses due to market value adjustments are recognized in the income statement.

Securities available for sale can be traded as a result of interest rate fluctuations, changes in payment conditions or other factors. Securities available for sale are adjusted at market value, recorded in a separate stockholders equity account.

Securities Held to Maturity

Unibanco classifies as held to maturity those securities which it has the intention and the financial capability to hold in the portfolio until maturity. They are accounted for at their acquisition cost plus accrued interests. The market value of such securities amounted to R$4,879 million on March 31, 2005.

Loan Portfolio

Total individuals loan portfolio amounted to R$12,199 million.

Total corporate loan portfolio posted 3.7% growth in the quarter. SMEs portfolios increased by 6.3% in the quarter.

Allowance and Provisions for Loan Losses

As of March, 2005, the balance for the consolidated allowance for loan losses reached R$1,685 million, representing 5.1% of the portfolio, composed of:

  R$613 million according to Resolution 2682, related to overdue credits;
  R$729 million according to risk parameters of Resolution 2682, related to falling due credits;
  R$343 million based on more conservative percentages than those required by the Regulatory Authority.

As of March, 2005, the balance of loans classified as AA-B represented 86.5% of total loan portfolio. The balance of loans classified as E-H represented 4.7% of total loan portfolio, whereas provision for loan losses represented 5.1% of total balance of loans.

Funding

As of March 31, 2005, Unibancos overall funding reached R$99,347 million, including R$34,206 million in mutual funds and assets under management.

Core deposits posted 34.3% growth Y-o-Y, thus evidencing the initiatives towards improving the funding mix. As of March 2005, the ratio of core deposits over the total loan portfolio reached 33.7% .

Funds and portfolios managed by UAM Unibanco Asset Management - reached R$34,206 million by the end of March 2005.

In the first quarter of 2005, funding in domestic currency reached R$51,222 million. Funding in foreign currency was up 9.2% in the quarter, amounting to R$13,919 million at the end of March 2005.

In February 2005, Unibanco launched a Real-denominated note, in the amount equivalent to US$125 million, with 5 year-term and half-yearly interest payments. The security offers coupon in Reais, pegged to the IGPM Inflation Index plus a fixed rate of 8.9% p.a.

Capital Adequacy and Fixed Assets Ratios

The BIS ratio stood at 16.4%, above the minimum level required by the Brazilian Central Bank of 11%.

The fixed asset ratio improved to 43.5% in March 2005.

Performance Overview

Results

Net income in the first quarter of 2005 stood at R$401 million. In the first quarter of 2005, Unibancos operating income reached R$711 million.

Financial margin before provision for loan losses, adjusted by the net impact of investments abroad, reached R$1,744 million in the first quarter of 2005. Financial margin after provision stood at R$1,434 million in the quarter.

Fees from Services Rendered

Total fees reached R$766 million in the first quarter of 2005.

Banking fees reached R$436 million in the first quarter of 2005. Fee revenues from the credit card business reached R$230 million in the first quarter of 2005.

Fees from asset management reached R$100 million in the first quarter of 2005.

Personnel and Administrative Expenses

In the first quarter of 2005, personnel expenses presented a decrease of 18.0% when compared with the previous quarter. The reduction of R$98 million Q-o-Q was influenced mostly by the internal restructuring process of the company, the back-office and supporting areas consolidation, the sale of Credicard and Orbitall, the decrease in the number of lay-offs over the last quarter and seasonal effects caused by concentration of vacations during the first quarter.

Other administrative expenses decreased by R$81 million in the first quarter of 2005, mainly because of the seasonal decrease in volume of transactions, the operational processes rationalization, and the sale of Credicard and Orbitall.

In the first quarter of 2005, other administrative expenses presented a growth of R$56 million Y-o-Y (an increase of 8.2%), primarily a result of: acquisitions of HiperCard, BNL and Creditec; higher fee expenses from services rendered by lawyers involved in repossession of assets; faster labor agreements; higher marketing expenses; organic growth of Fininvest; readjustments of public utilities tariffs, rental and software maintenance contracts, and real estate lease agreements.

Other Operating Income and Expenses

In the first quarter of 2005, other operating income and expenses account presented expenses of R$147 million.

Goodwill amortization expenses reached R$25.9 million in the first quarter of 2005. The balance of goodwill to be amortized dropped to R$875 million in March 2005, even considering the goodwill from HiperCard.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 3, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer